



Uncommon banking **relationships** built on common ground.





PROCESSED
MAR 2 6 2007
THOMSON
FINANCIAL



Camco Financial Corporation

2006 ANNUAL REPORT

TABLE OF CONTENTS





From the day Davis Architectural Group first opened its doors in 1983, Advantage Bank has been by their side. Naturally, they've seen a lot of changes together and the relationship has grown over the years. Advantage Bank provides a wide range of products and services designed to help them manage their business today and to prepare for the future. Throughout the 24-year history, John will tell you Advantage Bank has addressed every need.

JOHN **DAVIS**
RON **VAN WEY**
DAVIS ARCHITECTURAL GROUP
CAMBRIDGE, OHIO

OHIO
Canton
Cambridge
Columbus
Marietta
WEST VIRGINIA
Cincinnati
Vienna
Ashland
Charleston
KENTUCKY
Huntington

- Corporate Headquarters
- Banking Offices
- Title Offices
- Lending Centers

Camco Financial Corporation, holding company of Advantage Bank, is a multi-state financial services holding company headquartered in Cambridge, Ohio. Advantage Bank and its affiliates offer relationship banking that includes commercial, business and consumer financial services, internet banking and title insurance services from 31 offices in 22 communities in Ohio, Kentucky and West Virginia.





In John's world, there's no substitute for a hearty can-do attitude. That's why he chose Advantage Bank to help CaJohns Foods expand to new markets. It proved to be a good decision, as his sales increased by 30% last year. According to John, that increase would not have been possible without his business line of credit from Advantage Bank. Which is just one of many banking products that enable John to share his passion for Cajun with customers from coast to coast.

JOHN **HARD**

CAJOHNS FIERY FOODS

COLUMBUS, OHIO

	2006	2005	2004	2003	2002
PER SHARE:					
Net Income - Basic	$ 0.78	$ 1.15	$ (0.34)	$ 0.92	$ 1.27
Net Income - Basic - Operations	$ 0.78	$ 1.15	$ 0.79	$ 1.03	$ 1.26
Tangible Book Value (end of period)	$ 11.31	$ 11.09	$ 10.78	$ 12.62	$ 12.41
AT YEAR END: (In thousands)					
Total Assets	$1,048,216	$1,071,248	$1,065,823	$1,039,151	$1,083,240
Loans Receivable Net	$ 824,578	$ 846,763	$ 833,829	$ 799,625	$ 741,465
Investments and MBS	$ 110,955	$ 113,690	$ 108,429	$ 113,758	$ 161,489
Deposits	$ 684,782	$ 660,242	$ 667,778	$ 671,274	$ 694,072
Federal Home Loan Bank Advances & Borrowings	$ 257,139	$ 307,223	$ 295,310	$ 262,735	$ 276,276
RATIOS:					
Return On Average Tangible Equity	6.98%	10.45%	(2.83)%	7.35%	10.65%
Return On Average Tangible Equity – Operations	6.98%	10.45%	6.49%	8.07%	10.25%
Net Interest Margin	2.94%	3.00%	2.49%	2.34%	2.66%
Tangible Equity/Assets	8.06%	7.85%	7.75%	8.62%	8.83%
Allowance for Loan Loss/Loans	0.87%	0.82%	0.78%	0.71%	0.69%
Non-Performing Assets/Assets	2.06%	1.54%	1.13%	1.45%	1.40%



HiFive Development Services needed a bank with the vision to embrace their business plan that included an aggressive approach to growth. They found what they were looking for in Advantage Bank. According to Mark, "Advantage Bank not only embraced the plan, they took steps to help make it a success. The bank tailored comprehensive products and services to meet our needs." And provided the one intangible HiFive needed to achieve their goals. Trust.

MARK **DAVIS**
BRIAN **ZILCH**
HIFIVE DEVELOPMENT SERVICES
CINCINNATI, OHIO

The four Advantage Bank customers you've just met are important to us for a number of reasons. Naturally, as with every customer, we truly value their business and the trust they place in Advantage Bank. On a different level, they are important because they are representative of the full banking relationships we view as crucial to our continued success.





After many successful years as a personal banking customer at Advantage Bank, Steve Balahtsis of Jacks Manufacturing decided it was time to see if we could help his father, Jack, take the family business to the next level. We provided a full range of banking products, including financing that enabled Jacks to expand their manufacturing and distribution capabilities. Today, their equine products are distributed to retailers, ranchers and horse enthusiasts world wide.

JACK **BALAHTSIS**

JACKS MANUFACTURING

WASHINGTON COURT HOUSE, OHIO


Camco Financial

FRONT ROW – LEFT TO RIGHT

Susan J. Insley, Esq., Lead Director, Counsel (2) (3) (5)

Richard C. Baylor, Chairman / CEO / President, Camco Financial Corporation (4) (5)

Larry A. Caldwell, Chairman, Camco Financial Corporation (4) (5)

Robert C. Dix, Jr., Publisher, The Daily Jeffersonian (1) (3)

Jeffrey T. Tucker, CPA & Partner, Tucker & Tucker, Certified Public Accountants (1) (4) (5)

Dr. Samuel W. Speck, Director, Ohio Department of Natural Resources (3)

BACK ROW – LEFT TO RIGHT

Paul D. Leake, Retired President / CEO, First Federal Bank for Savings (4)

Terry A. Feick, Retired Superintendent, Washington Court House City Schools (2) (3) (5)

Carson K. Miller, Retired President, Washington State Community College (1) (4)

J. Timothy Young, Senior Vice President, Hamilton Capital Management, Inc. (1)

Edward D. Goodyear, Treasurer, The Dispatch Printing Company (1)

Douglas F. Mock, President, Mock Woodworking Company (2) (4)

2006 COMMITTEES

(1) Audit & Risk Management Committee: Jeffery T. Tucker, Chair
(2) Compensation Committee: Terry A. Feick, Chair
(3) Corporate Governance and Nominating Committee: Susan J. Insley, Chair
(4) Executive Loan Committee: Carson K. Miller, Chair
(5) Executive Committee: Larry A. Caldwell, Chair

D. EDWARD **RUGG**
EVP / COO

DAVID S. **CALDWELL**
SVP / RETAIL BANKING











RICHARD C. **BAYLOR**
CHAIRMAN / CEO / PRESIDENT

MARK A. **SEVERSON**
SVP / CFO

EDWARD A. **WRIGHT**
SVP / OPERATIONS

IN **MEMORIAM**

Camco Financial Corporation is saddened to report the death of two past board members in 2006. Their guidance, counsel and most importantly, their friendships will be greatly missed.

ANTHONY J. POPP

Tony served on the Camco Financial Corporation Board of Directors for 16 years. Throughout his tenure, he was instrumental in helping guide Camco Financial from $40 million to $1 billion in assets.

Tony's enthusiasm and vision are reflected in a distinguished career that placed him in a number of local, regional and national leadership positions. Among many additional accomplishments, Tony served as Chairman of the Ohio Bankers League. He was also elected to three two-year terms as a Director of the Federal Home Loan Bank of Cincinnati. In addition, Tony was named to the Thrift Advisory Counsel of the Federal Reserve Board chaired by Alan Greenspan. Yet throughout his influential career, Tony never lost the humility and kindness that made him a dear friend to so many people.

JAMES P. HANAWALT

Jim was a member of the Camco Financial Corporation Board of Directors from January 1991 to February 2000. His distinguished military service and professional career were mirrored by his community involvement. Jim chaired the Fayette County Memorial Hospital Capital Campaign, served as President of the Washington Court House Little League and was a board member of the Chamber of Commerce.

Jim's leadership and dedication were an inspiration to us all.

We continued to make progress last year on our strategy to position Camco Financial and Advantage Bank for higher growth and profitability. However, a weak regional economy and difficult interest-rate environment impeded our ability to grow assets and earnings as we planned. We remain focused on achieving our long-term goals and on continuing to deliver outstanding customer service as we build a relationship-driven community bank.

ECONOMY, INTEREST MARGINS IMPACT RESULTS

Net earnings for 2006 were $5.874 million, or $0.78 per share, down from $8.766 million or $1.15 per share for 2005. Lower loan production due to the weak economy and housing market in much of our service area reduced net interest income and fees. Operating expenses were up 9.48% due to costs associated with adding experienced lenders, higher benefit costs and taxes. Regulatory and audit expenses that are mandated by law for our public company continue and now add more than $600,000 of pre-tax costs annually.

We are not pleased with the 2006 results and we are not complacent about them. We do believe, however, that our investments in people, products and technology will lead to improved results in the years ahead.

STAYING FOCUSED ON THE STRATEGY

Our core strategy of making Advantage Bank more community bank-like has not changed and we believe this consistency is a positive indicator for our stockholders. We review our strategic plan annually and update it as necessary. As we view our plan today, it encompasses these five elements:

- Building broader and deeper relationships with customers
- Delivering outstanding customer service
- Directing resources to the most attractive geographic markets in the region
- Diversifying the balance sheet with a wider variety of types of loans and deposits
- Remaining vigilant in containing operating expenses and assuring asset quality

INVESTING IN THE BUSINESS

Last September we opened our 23rd full-service banking center in the northern Cincinnati suburb of Mason and we anticipate opening our 24th in London, just west of Columbus, in the first quarter of 2007. In 2005 we opened a new full-service branch in Vienna, West Virginia, a suburb of Parkersburg to complement our efforts in the adjoining Marietta, Ohio community.

In an innovative design, the Mason banking center shares both space and customers with an outlet of a popular local coffee chain, Kidd Coffee. The retail traffic generated by the coffee shop has helped the office get off to a good start. These new locations are reflective of our growth strategy, which is focused on adding full-service banking centers in attractive markets, and not using acquisitions as our sole growth method. We are focused on building more productive relationships with our customers, not just on getting bigger.

It is clear that our challenge is growing revenues, but it is imperative that we continue to invest prudently in the business while keeping a close eye on costs and improving our asset quality. Even though Ohio continues to have the highest amount of foreclosures in the country, our goal is to reduce our seriously delinquent loans to a level that no longer distracts us from more profitable activities. One positive note is that our net charge-offs or loan losses as a percentage of loans in 2006 were below most Ohio banks, which demonstrates our ability to achieve better results. Lending is a risk business and we have shown an ability to take those risks and eventually get the money back, even in tough times.

Quite simply, we and many other banks are having difficulty finding enough loans that can be appropriately priced for the risks presented. We aren't willing to fall into the trap of under-pricing risk for the sole purpose of growth today which later creates a drag on earnings. We've been able to hold the Bank's net interest margin higher than we anticipated but our loan portfolio shrank in 2006 reducing our level of earnings. It will be a challenge, but we expect to turn that around in 2007 as a result of the investments made in 2006, primarily in quality people.

BOARD OF DIRECTORS

In March, the Board approved an increase in the quarterly dividend from 14.5 cents to 15 cents per share. This is the sixth quarterly dividend increase in the last four years. Based upon the year-end closing stock price, that represented a yield of 4.71%. This is above the median yield of Ohio banks and thrifts and compares favorably with alternative investments.

In April 2006, the Board approved a new stock repurchase plan, allowing the company to purchase up to 5% of outstanding shares, or approximately 329,000 shares. During 2006 the company repurchased 117,900 shares and the Board will continue to review this plan in 2007.

The Board added one new director during 2006. Ed Goodyear is Treasurer of The Dispatch Printing Company in Columbus, Ohio, which publishes the Columbus Dispatch and owns radio, TV stations and other media. Ed serves on the Audit and Risk Management Committee of both the Camco and Advantage Bank Boards. With his business and financial background Ed has already proven a valuable addition to the Board.

I would like to take this opportunity to thank Larry Caldwell, founder of Camco and long-time Chairman of the Board, for his 48 years of service and for the support and counsel I and so many others received from him over the years. We wish Larry a long, happy and healthy retirement.

On behalf of the Camco Financial Corporation management team, employees, and our Board of Directors, thank you for investing in the company. We encourage you to do your personal and business banking with Advantage Bank and refer others to us as well. Each and every relationship builds our company and enhances your investment.



Sincerely,



Richard C. Baylor
Chairman / CEO / President



Larry A. Caldwell, who founded Camco Financial as the holding company for Advantage Bank and served as Chief Executive Officer for more than three decades, retired as Chairman effective November 8, 2006. The respective boards of directors of the bank and holding company approved the combining of the chief executive officer and chairman of the board positions and named CEO Richard A. Baylor Chairman of both organizations, effective November 9, 2006.

The boards also established the position of Lead Director to act as the representative for the independent board members to the CEO-Chairman, reflecting a strong commitment to good corporate governance practices. Effective January 1, 2006, Susan J. Insley assumed the roles of Lead Director and Chair of the Corporate Governance and Nominating Committee in anticipation of Mr. Caldwell's retirement.

"On behalf of the boards of directors and employees, I want to express our deep appreciation to Larry," said Mr. Baylor. "Under his leadership, assets grew from $16 million to more than $1 billion and the bank grew to 30 offices in three states. He also oversaw this well-planned leadership transition and supported our strategies for continued growth and service to our communities."

In March of 1958, Larry Caldwell joined what was then Cambridge Savings & Loan as a teller.

"In 1970," he recalls, "I told the board that I saw 400 S&L charters in Ohio, and in my judgment there was clearly going to be a substantial consolidation. I thought it would be fun to be one of the consolidators rather than to be caught up in the consolidation. It was pretty naïve to think a little savings & loan in Cambridge, Ohio, could pull that off, but with hard work and tenacity and a little luck, we were able to do it."

Today, he says, there is still a clear sense of pride in the Cambridge area about being home to the only publicly traded company in the county. And he believes the future is bright.

"I feel good about the organization and the team that is in place and the potential they have to continue to maintain their independence," he says. "We're seeing a lot of transition from the super regionals to a community bank. People are open about it. They're looking for a community bank where they can find faces they recognize and people to talk to."

Mr. Caldwell says his style is to be busy, so he has an active schedule mapped out for the next 10 months. It includes lots of travel and time with his extended family of 15 children and grandchildren.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables set forth certain information concerning the consolidated financial position and results of operations of Camco for the periods indicated. This selected consolidated financial data should be read in conjunction with the consolidated financial statements appearing elsewhere in this report.

SELECTED CONSOLIDATED FINANCIAL DATA: [1]

	At December 31,				
	2006	2005	2004	2003	2002
	(In thousands)				
Total amount of:					
Assets	$1,048,216	$1,071,248	$1,065,823	$1,039,151	$1,083,240
Interest-bearing deposits in other financial institutions	12,673	11,299	17,045	30,904	36,807
Investment securities available for sale – at market	56,053	47,907	19,839	27,008	38,789
Investment securities held to maturity	710	919	4,123	1,130	5,368
Mortgage-backed securities available for sale – at market	51,453	61,607	80,321	77,916	97,332
Mortgage-backed securities held to maturity	2,739	3,257	4,146	7,704	20,000
Loans receivable – net [2]	828,242	848,710	836,666	805,082	796,958
Deposits	684,782	660,242	667,778	671,274	694,072
FHLB advances and other borrowings	257,139	307,223	295,310	262,735	276,276
Stockholders' equity – restricted	91,092	90,763	89,321	92,543	98,601

SELECTED CONSOLIDATED OPERATING DATA: [1]

	Year ended December 31,				
	2006	2005	2004	2003	2002
	(In thousands)				
Total interest income	$62,689	$57,078	$52,948	$54,875	$66,002
Total interest expense	32,771	26,529	27,512	31,237	38,556
Net interest income	29,918	30,549	25,436	23,638	27,446
Provision for losses on loans	1,440	1,480	1,620	1,446	1,169
Net interest income after provision for losses on loans	28,478	29,069	23,816	22,192	26,277
Other income	5,033	6,584	7,082	11,411	10,100
Sale of branch deposits and premises, net	—	8	6,626	—	—
General, administrative and other expense	24,910	22,754	22,841	22,404	21,682
Restructuring credits related to charter consolidation	—	—	—	—	(112)
FHLB advance prepayment fees	—	—	18,879	1,292	—
Earnings (loss) before federal income taxes (credits)	8,601	12,907	(4,196)	9,907	14,807
Federal income taxes (credits)	2,727	4,141	(1,660)	3,051	4,802
Net earnings (loss)	5,874	8,766	(2,536)	6,856	10,005
Prepayment fees, restructuring charges (credits) and gain on sale of Ashland branches (net of related tax effects)	—	—	8,440	853	(74)
Net earnings from operations	$ 5,874	$ 8,766	$ 5,904	$ 7,709	$ 9,931

	Year ended December 31,				
	2006	2005	2004	2003	2002
	(In thousands)				
Earnings (loss) per share:					
Basic	$ .78	$ 1.15	$ (.34)	$ .92	$ 1.27
Basic from operations [3]	$ .78	$ 1.15	$ .79	$ 1.03	$ 1.26
Diluted	$ .78	$ 1.15	N/A	$ .91	$ 1.25
Diluted from operations [3]	$ .78	$ 1.15	$ .79	$ 1.02	$ 1.24
Return on average assets [4]	0.55%	0.82%	(0.24)%	0.65%	0.92%
Return on average assets from operations [4]	0.55	0.82	0.56	0.73	0.91
Return on average equity [4]	6.46	9.73	(2.79)	7.17	10.33
Return on average equity from operations [4]	6.46	9.73	6.49	8.07	10.25
Average equity to average assets [4]	8.58	8.43	8.64	9.01	8.86
Dividend payout ratio [5]	76.92	50.43	N/A[6]	61.96	41.34

(1) The information as of December 31, 2004 reflects the acquisition of London Financial Corporation. This combination was accounted for using the purchase method of accounting.

(2) Includes loans held for sale.

(3) Represents a pro-forma presentation based upon net earnings from operations divided by weighted-average basic and diluted shares outstanding. For 2006, diluted earnings per share from operations is based on 7,508,006 diluted shares assumed to be outstanding.

(4) Ratios are based upon the mathematical average of the balances at the beginning and the end of the year.

(5) Represents dividends per share divided by basic earnings per share.

(6) Not meaningful.

DESCRIPTION OF BUSINESS

Camco Financial Corporation ("Camco") is a financial holding company that was organized under Delaware law in 1970. Camco is engaged in the financial services business in Ohio, Kentucky and West Virginia, through its wholly-owned subsidiaries, Advantage Bank and Camco Title Agency, Inc. In June 2001, Camco completed a reorganization in which it combined its banking activities under one Ohio savings bank charter known as Advantage Bank ("Advantage" or the "Bank"). Prior to the reorganization, Camco operated five separate banking subsidiaries serving distinct geographic areas. The branch office groups in each of the regions previously served by the five subsidiary banks now operate as divisions of Advantage. In 2003, Camco dissolved its second tier subsidiary, Camco Mortgage Corporation, and converted its offices into branch offices of the Bank. In August 2004, Camco completed a business combination with London Financial Corporation ("London") of London, Ohio, and its wholly-owned subsidiary, The Citizens Bank of London. The acquisition was accounted for using the purchase method of accounting and, therefore, the financial statements for prior periods have not been restated. At the time of the merger, Advantage Bank merged into The Citizens Bank of London and changed the name of the resulting institution to Advantage Bank. As a result, Camco's subsidiary financial institution is now an Ohio-chartered commercial bank instead of an Ohio savings bank. Further, Camco converted from an OTS regulated thrift holding company to a financial holding company regulated by the Federal Reserve Board.

In December 2004, Advantage sold its Ashland, Kentucky division, consisting of two branches.

Advantage is primarily regulated by the State of Ohio Department of Commerce, Division of Financial Institutions (the "Division"), and the Federal Deposit Insurance Corporation (the "FDIC"). Advantage is a member of the Federal Home Loan Bank (the "FHLB") of Cincinnati, and its deposit accounts are insured up to applicable limits by the Deposit Insurance Fund (the "DIF") administered by the FDIC. Camco is regulated by the Federal Reserve Board.

Advantage's lending activities include the origination of commercial real estate and business loans, consumer, and residential conventional fixed-rate and variable-rate mortgage loans for the acquisition, construction or refinancing of single-family homes located in Camco's primary market areas. Camco also originates construction and permanent mortgage loans on condominiums, two- to four-family, multi-family (over four units) and nonresidential properties. Camco continues to diversify the balance sheet through increasing commercial, commercial real estate, and consumer loan portfolios as well as checking and money market deposit accounts.

The financial statements for Camco and its subsidiaries are prepared on a consolidated basis. The principal source of revenue for Camco on an unconsolidated basis has historically been dividends from the Bank. Payment of dividends to Camco by the Bank is subject to various regulatory restrictions and tax considerations.

References in this report to various aspects of the business, operations and financial condition of Camco may be limited to Advantage, as the context requires.

Camco's Internet site, http://www.advantagebank.com, contains a hyperlink to the Securities and Exchange Commission's EDGAR website where Camco's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge as soon as reasonably practicable after Camco has filed the report with the SEC.

STOCK INFORMATION

At January 31, 2007, Camco had 7,463,056 shares of common stock outstanding and held of record by approximately 1,917 stockholders. Camco's common stock is listed on The Nasdaq Global Market ("Nasdaq") under the symbol "CAFI." The table below sets forth the high and low trade information for the common stock of Camco, together with the dividends declared per share of common stock, for each quarter of 2006, 2005 and 2004.

	High	Low	Cash dividends declared
Year ended December 31, 2006			
Quarter ending:			
December 31, 2006	$14.29	$12.64	$0.150
September 30, 2006	13.97	13.14	0.150
June 30, 2006	14.17	13.40	0.150
March 31, 2006	14.58	13.86	0.150
Year ended December 31, 2005			
Quarter ending:			
December 31, 2005	$14.68	$13.78	$0.145
September 30, 2005	14.65	13.90	0.145
June 30, 2005	14.50	13.14	0.145
March 31, 2005	16.80	13.97	0.145
Year ended December 31, 2004			
Quarter ending:			
December 31, 2004	$15.79	$14.94	$0.145
September 30, 2004	15.67	14.07	0.145
June 30, 2004	16.93	12.77	0.145
March 31, 2004	17.62	16.40	0.145

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Since its incorporation in 1970, Camco has evolved into a full-service provider of financial products to the communities served by Advantage. Utilizing a common marketing theme based on Camco's commitment to personalized customer service, Camco and its affiliates have grown from $22.4 million of consolidated assets in 1970 to $1.0 billion of consolidated assets at December 31, 2006. Camco's rate of growth is largely attributable to its acquisitions and its continued expansion of product lines from the limited deposit and loan offerings which the Bank could offer in the heavily regulated environment of the 1970s to the wider array of financial service products that commercial banks traditionally offer. Additionally, Camco has enhanced its operational growth, to a lesser extent, by chartering a title insurance agency.

Management believes that continued success in the financial services industry will be achieved by those institutions with a rigorous dedication to building value-added customer-oriented organizations. Toward this end, each of the Bank's divisions has the ability to make local decisions for customer contacts and services, however back-office operations are consolidated and centralized. Based on consumer preferences, the Bank's management designs financial service products with a view towards differentiating each of the constituent divisions from its competition. Management believes that the Bank divisions' ability to rapidly adapt to consumer needs and preferences is essential to them as community-based financial institutions competing against the larger regional and money-center bank holding companies.

Camco's profitability depends primarily on its level of net interest income, which is the difference between interest income on interest-earning assets, principally loans, mortgage-backed securities and investment securities, and interest expense on deposit accounts and borrowings. In recent years, Camco's operations have also been heavily influenced by its level of other income, including mortgage banking income and other fee income. Camco's operations are also affected by general, administrative and other expenses, including employee compensation and benefits, occupancy expense, data processing, franchise taxes, advertising, other operating expenses and federal income tax expense.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this report that are not historical facts are forward looking statements that are subject to certain risks and uncertainties. When used herein, the terms "anticipates," "plans," "expects," "believes," and similar expressions as they relate to Camco or its management are intended to identify such forward looking statements. Camco's actual results, performance or achievements may materially differ from those expressed or implied in the forward-looking statements. Risks and uncertainties that could cause or contribute to such material differences include, but are not limited to, general economic conditions, interest rate environment, competitive conditions in the financial services industry, changes in law, governmental policies and regulations, and rapidly changing technology affecting financial services.

NON-GAAP FINANCIAL MEASURES

This report includes one or more non-GAAP financial measures within the meaning of Regulation G. With respect to each, Camco has disclosed the most directly comparable financial measure calculated and presented in accordance with GAAP and reconciled the differences between the non-GAAP financial measure and the most comparable financial measure presented in accordance with GAAP.

Camco believes that the presentation of the non-GAAP financial measures in this report assist management and investors to compare results period-to-period in a more meaningful and consistent manner and provide a better measure of results for Camco's ongoing operations.

CRITICAL ACCOUNTING POLICIES

"Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as disclosures found elsewhere in this annual report, are based upon Camco's consolidated financial statements, which are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The preparation of these financial statements requires Camco to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses. Several factors are considered in determining whether or not a policy is critical in the preparation of financial statements. These factors include, among other things, whether the estimates are significant to the financial statements, the nature of the estimates, the ability to readily validate the estimates with other information including third parties or available prices, and sensitivity of the estimates to changes in economic conditions and whether alternative accounting methods may be utilized under US GAAP.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of mortgage servicing rights and goodwill impairment. Actual results could differ from those estimates.

ALLOWANCE FOR LOAN LOSSES

The procedures for assessing the adequacy of the allowance for loan losses reflect our evaluation of credit risk after careful consideration of all information available to us. In developing this assessment, we must rely on estimates and exercise judgement regarding matters where the ultimate outcome is unknown such as economic factors, developments affecting companies in specific industries and issues with respect to single borrowers. Depending on changes in circumstances, future assessments of credit risk may yield materially different results, which may require an increase or a decrease in the allowance for loan losses.

The allowance is regularly reviewed by management to determine whether the amount is considered adequate to absorb probable losses. This evaluation includes specific loss estimates on certain individually reviewed loans, statistical loss estimates for loan pools that are based on historical loss experience, and general loss estimates that are based upon the size, quality, and concentration characteristics of the various loan portfolios, adverse situations that may affect a borrower's ability to repay, and current economic and industry conditions. Also considered as part of that judgement is a review of the Bank's trends in delinquencies and loan losses, as well as trends in delinquencies and losses for the region and nationally, and economic factors.

The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses inherent in the loan portfolio. Management's evaluation of the adequacy of the allowance is an estimate based on management's current judgement about the credit quality of the loan portfolio. While management strives to reflect all known risk factors in its evaluations, judgement errors may occur.

MORTGAGE SERVICING RIGHTS

To determine the fair value of its mortgage servicing rights ("MSRs") each reporting quarter, Advantage transmits information to a third party provider, representing individual loan information in each pooling period accompanied by escrow amounts. The third party then evaluates the possible impairment of MSRs as described below.

Servicing assets are recognized as separate assets when loans are sold with servicing retained. A pooling methodology to the servicing valuation, in which loans with similar characteristics are "pooled" together, is applied for valuation purposes. Once pooled, each grouping of loans is evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from the portfolio. Earnings are projected from a variety of sources including loan service fees, interest earned on float, net interest earned on escrow balances, miscellaneous income and costs to service the loans. The present value of future earnings is the estimated market value for the pool, calculated using consensus assumptions that a third party purchaser would utilize in evaluating a potential acquisition of the servicing. Events that may significantly affect the estimates used are changes in interest rates and the related impact on mortgage loan prepayment speeds and the payment performance of the underlying loans. The interest rate for float, which is supplied by management, takes into consideration the investment portfolio average yield as well as current short duration investment yields. Management believes this methodology provides a reasonable estimate. Mortgage loan prepayment speeds are calculated by the third party provider utilizing the Economic Outlook as published by the Office of Chief Economist of Freddie Mac in estimating prepayment speeds and provides a specific scenario with each evaluation. Based on the assumptions discussed, pre-tax projections are prepared for each pool of loans serviced. These earning figures approximate the cash flow that could be received from the servicing portfolio. Valuation results are presented quarterly to management. At that time, management reviews the information and mortgage servicing rights are marked to lower of amortized cost or market for the current quarter.

GOODWILL

We have developed procedures to test goodwill for impairment on an annual basis using June 30 financial information. This testing procedure is outsourced to a third party that evaluates possible impairment based on the following:

The test involves assigning tangible assets and liabilities, identified intangible assets and goodwill to a reporting unit and comparing the fair value of this reporting unit to its carrying value including goodwill. The value is determined assuming a freely negotiated transaction between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts. Accordingly, to derive the fair value of the reporting unit, the following common approaches to valuing business combination transactions involving financial institutions are utilized by a third party selected by Camco: (1) the comparable transactions approach – specifically based on earnings, book, assets and deposit premium multiples received in recent sales of comparable thrift franchises; and (2) the discounted cash flow approach. The application of these valuation techniques takes into account the reporting unit's operating history, the current market environment and future prospects. As of the most recent quarter, the only reporting unit carrying goodwill is the Bank.

If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and no second step is required. If not, a second test is required to measure the amount of goodwill impairment. The second test of the overall goodwill impairment compares the implied fair value of the reporting unit goodwill with the carrying amount of the goodwill. The impairment loss shall equal the excess of carrying value over fair value.

After each testing period, the third party compiles a summary of the test that is then provided to the Audit Committee for review. As of the most recent testing date, June 30, 2006, the fair value of the reporting unit exceeded its carrying amount.

SUMMARY

Management believes the accounting estimates related to the allowance for loan losses, the capitalization, amortization, and valuation of mortgage servicing rights and the goodwill impairment test are "critical accounting estimates" because: (1) the estimates are highly susceptible to change from period to period because they require management to make assumptions concerning the changes in the types and volumes of the portfolios, rates of future prepayments, and anticipated economic conditions, and (2) the impact of recognizing an impairment or loan loss could have a material effect on Camco's assets reported on the balance sheet as well as its net earnings. Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of the Board of Directors and the Audit Committee has reviewed Camco's disclosures relating to such matters in the quarterly Management's Discussion and Analysis.

DISCUSSION OF FINANCIAL CONDITION CHANGES FROM DECEMBER 31, 2005 TO DECEMBER 31, 2006

At December 31, 2006, Camco's consolidated assets totaled $1.0 billion, a decrease of $23.6 million, or 2.2%, from the December 31, 2005 total. The decrease in total assets was comprised primarily of decreases in loans receivable coupled with decreases in cash and cash equivalents and mortgage backed securities available for sale, offset partially by the increase of investments securities available for sale.

Cash and interest-bearing deposits in other financial institutions totaled $26.5 million at December 31, 2006, a decrease of $6.5 million, or 19.8%, from December 31, 2005 levels. Investment securities totaled $56.8 million at December 31, 2006, an increase of $7.9 million, or 16.3%, from the total at December 31, 2005. Investments securities purchases totaled $13.9 million, while principal repayments totaled $6.2 million. Purchases were comprised primarily of intermediate-term callable U.S. Government sponsored enterprises with an average yield of 5.32%. Investments available for sale were purchased during the year to provide collateral for public deposits and to replace maturing securities.

Mortgage-backed securities totaled $54.2 million at December 31, 2006, a decrease of $10.7 million, or 16.5%, from December 31, 2005. Mortgage-backed securities purchases totaled $2.0 million, while principal repayments totaled $12.8 million during the year ended December 31, 2006. Purchases of mortgage-backed securities during the year were comprised primarily of pass-through mortgage-backed securities yielding 6.05% issued by Fannie Mae. All of the securities purchased were classified as available for sale.

Loans receivable and loans held for sale totaled $828.2 million at December 31, 2006, a decrease of $20.5 million, or 2.4%, from the total at December 31, 2005. The decrease resulted primarily from repayments of $250.4 million and loan sales of $50.9 million, partially offset by loan disbursements and purchases totaling $286.5 million. Loan origination volume, including purchases of loans, was less than that of the comparable 2005 period by $125.0 million, or 30.4%, while the volume of loan sales decreased by $18.8 million year to year. The number of loans originated for sale in the secondary market continues to decline as long term rates have risen and the economy slows. Rising interest rates generally result in an increase in the production of adjustable rate loans for the portfolio. Instead of selling adjustable rate loans, Camco has typically held adjustable-rate mortgage loans in its portfolio as an integral part of its strategy to build interest rate sensitive assets for interest rate risk purposes. Loan originations during the 12 month period were comprised primarily of $110.4 million of loans secured by one- to four-family residential real estate, $88.5 million in consumer and other loans and $87.6 million in loans secured by commercial real estate. Management intends to continue to expand its consumer and commercial real estate lending in future periods as a means of increasing the yield on its loan portfolio.

The allowance for loan losses totaled $7.1 million and $7.0 million at December 31, 2006 and 2005, respectively, representing 38.5% and 50.0% of nonperforming loans at those dates. Nonperforming loans (three months or more delinquent plus nonaccrual loans) totaled $18.5 million and $13.9 million at December 31, 2006 and 2005, respectively, constituting 2.23% and 1.64% of total net loans, including loans held for sale, at those dates. At December 31, 2006, nonperforming loans were comprised of $10.4 million of loans secured by one- to four-family residential real estate, $7.1 million of loans secured by multi-family, nonresidential real estate and commercial loans and $136,000 of consumer and other loans. Although management believes that its allowance for loan losses at December 31, 2006 is adequate based upon the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which could adversely affect Camco's results of operations.

Deposits totaled $684.8 million at December 31, 2006, an increase of $24.5 million, or 3.7%, from December 31, 2005 levels. The increase resulted from increases of $30.6 million in certificates of deposit and $30.4 million in money market accounts which were partially offset by decreases of $22.7 million in interest bearing checking accounts and $13.4 million in savings accounts. The increase in certificates of deposit is a result of the Bank actively pursuing the extension of deposit maturities in a rising rate environment, coupled with the offering of brokered certificates of deposit, which are a lower cost alternative to advances from the FHLB. The decreases in interest bearing checking accounts and savings accounts were due to highly competitive pricing in the Bank's market area and customer demand for higher yielding certificates of deposit.

Cash and interest-bearing deposits in other financial institutions totaled $26.5 million at December 31, 2006, a decrease of $8.0 million, or 24.3%, from December 31, 2005 levels. Investment securities totaled $56.8 million at December 31, 2006, an increase of $7.9 million, or 16.3%, from the total at December 31, 2005. Investment securities purchases totaled $13.9 million while proceeds from maturities totaled $6.3 million. Investments available for sale were purchased during the year to provide collateral for public deposits and to replace maturing securities. Purchases were comprised primarily of intermediate-term callable U.S. Government sponsored enterprises with an average yield of 5.32%.

Mortgage-backed securities totaled $54.2 million at December 31, 2006, a decrease of $10.7 million, or 16.5%, from December 31, 2005. Mortgage-backed securities purchases totaled $2.0 million, while principal repayments totaled $12.8 million during the year ended December 31, 2006. Purchases of mortgage-backed securities during the year were comprised primarily of pass-through mortgage-backed securities yielding 6.05% issued by Federal Home Loan Mortgage Corporation. All of the securities purchased were classified as available for sale.

Advances from the FHLB and other borrowings decreased by $50.1 million, or 16.3%, to a total of $257.1 million at December 31, 2006. Camco was able to reduce borrowings as a result of the issuance of $21.9 million of brokered deposits and a net decrease in the loan portfolio of $22.2 million. A reduction in cash balances at December 31, 2006 of $6.5 million reflects cash used to reduce FHLB borrowings.

Stockholders' equity totaled $91.1 million at December 31, 2006, a $329,000, or .4%, increase from December 31, 2005. The increase resulted primarily from net income of $5.9 million, and a decrease in unrealized losses on securities of $400,000, which was partially offset by dividends of $4.5 million and treasury buyback of stock of $1.7 million.

The Bank is required to maintain minimum regulatory capital pursuant to federal regulations. At December 31, 2006, the regulatory capital of the Bank exceeded all regulatory capital requirements.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2006 AND DECEMBER 31, 2005

General. Camco's net earnings for the year ended December 31, 2006, totaled $5.9 million, a decrease of $2.9 million, or 33.0%, from the $8.8 million of net income reported in 2005. The decrease in earnings was primarily due to the increase of $2.2 million in general, administrative and other expenses coupled with the decrease of $1.6 million in other income which was offset partially by a $1.4 million, or 34.2%, decrease in the provision for federal taxes.

Net Interest Income. Net interest income for the year ended December 31, 2006, amounted to $29.9 million, a decrease of $631,000, or 2.1%, compared to 2005, generally reflecting the effects of an increase of 70 basis points in the cost of funds which was offset partially by a $9.8 million decrease in the average balance of cost of funds and an increase of interest earning assets of 55 basis points in the average yield, from 5.61% in 2005 to 6.16% in 2006, and a $63,000 increase in the average balance of interest-earning assets outstanding year to year.

Interest income on loans totaled $54.8 million for the year ended December 31, 2006, an increase of $4.6 million, or 9.2%, from the comparable 2005 total. The increase resulted primarily from a 59 basis point increase in the average yield, from 5.92% in 2005, to 6.51% in 2006, offset partially by a $5.2 million, or .6%, decrease in the average balance of loans outstanding year to year. Interest income on mortgage-backed securities totaled $2.4 million for the year ended December 31, 2006, a $399,000, or 14.1%, decrease from the 2005 period. The decrease was due primarily to a $16.6 million, or 22.0%, decrease in the average balance outstanding, partially offset by a 38 basis point increase in the average yield, to 4.13% in 2006. Interest income on investment securities increased by $946,000, or 74.7%, due primarily to an $18.5 million increase in the average balance outstanding year to year, coupled with a 52 basis point increase in the average yield, to 4.11% in 2006. Interest income on other interest-earning assets increased by $465,000, or 16.5%, due primarily to an increase in the yield of 49 basis points, to 5.23% in 2006, coupled with an increase of $3.3 million, or 5.6%, in the average balance outstanding year to year.

Interest expense on deposits totaled $21.2 million for the year ended December 31, 2006, an increase of $5.8 million, or 37.7%, compared to the year ended December 31, 2005, due primarily to an 88 basis point increase in the average cost of deposits, to 3.29% for 2006, coupled with a $5.8 million, or .9%, increase in the average balance of interest-bearing deposits outstanding year to year. Interest expense on borrowings totaled $11.5 million for the year ended December 31, 2006, an increase of $428,000, or 3.9%, from 2005. The increase resulted primarily from a 35 basis point increase in the average rate to 4.08% in 2006, partially offset by a $15.6 million, or 5.2%, decrease in the average balance outstanding year to year.

As a result of the foregoing changes in interest income and interest expense, net interest income decreased by $631,000, or 2.1%, to a total of $29.9 million for the year ended December 31, 2006. The interest rate spread decreased to approximately 2.64% at December 31, 2006, from 2.78% at December 31, 2005, while the net interest margin decreased to approximately 2.94% for the year ended December 31, 2006, compared to 3.00% for the 2005 period.

Provision for Losses on Loans. A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Bank, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Bank's market areas, and other factors related to the collectibility of the Bank's loan portfolio. Based upon an analysis of these factors, management recorded a provision for losses on loans totaling $1.4 million for the year ended December 31, 2006, a decrease of $40,000, or 2.7%, from the provision recorded in 2005.

Other Income. Other income totaled $5.0 million for the year ended December 31, 2006, a decrease of $1.6 million, or 23.7%, compared to 2005. The decrease in other income was primarily attributable to a $569,000 decrease in mortgage servicing rights, a $388,000, or 56.8%, decrease in gain on sale of loans and a $303,000 or 14.6% decrease in late charges, rent and other income. The decrease in mortgage servicing rights was attributable to the increase of loan prepayments in the servicing portfolio for the period coupled with the decrease of loans sold. The decrease in gain on sale of loans was due primarily to a decrease in the volume of loans sold of $18.8 million, or 27.0%, from the volume of loans sold in 2005. During 2006, the Bank recorded MSR's on new loan sales totaling $703,000 and amortization of MSR's totaling $1.3 million, which resulted in net loss in revenue item of $549,000. The decrease in late charges, rent and other was due primarily to a management decision to discontinue the accrual of late charges on commercial loans and move to a method that would recognize late charges as income when collected. This decision to reverse accrued late charges resulted in a decrease in other income of $166,000 for the period coupled with decreased commercial prepayment fees of $211,300 and $78,600 in title and search fees earned by Camco Title Agency.

General, Administrative and Other Expense. General, administrative and other expense totaled $24.9 million for the year ended December 31, 2006, an increase of $2.2 million, or 9.5%, compared to 2005. The increase was due primarily to a $760,000, or 284.6%, increase in franchise taxes and a $599,000, or 4.3%, increase in employee compensation and benefits and a $411,000 or 8.0% increase in other operating costs. The increase in franchise tax was due to incurring a normal level of expense after realizing a one-time savings which occurred in 2005 from the acquisition of London Financial Corporation in August 2004, when the bank adopted a state commercial bank charter. The increase in employee compensation and benefits is primarily due to several key hires within the mid-management level of the Corporation as well as revenue generating commercial lenders in the markets we serve, recruiting expense, merit increases and increases in health insurance expense. The increase in other operating costs relates to increases of $105,000 in ATM processing expense, $74,000 in courier and overnight delivery charges, $126,000 in audit and other professional services and $56,000 in bank service charges relating to changing our depository bank at the time of conversion.

Federal Income Taxes. Federal income tax totaled $2.7 million for the year ended December 31, 2006, a decrease of $1.4 million, or 34.2%, compared to the provision recorded in 2005. This decrease was primarily attributable to a $4.3 million, or 33.4%, decrease in pre-tax earnings. The Corporation's effective tax rates amounted to 31.7% and 32.1% for the twelve-month periods ended December 31, 2006 and 2005, respectively. The tax-exempt character of earnings on bank-owned life insurance is the principal difference between the effective rate of tax (benefits) and the statutory corporate tax rate for the years ended December 31, 2006 and 2005.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2005 AND DECEMBER 31, 2004

General. Camco's net earnings for the year ended December 31, 2005, totaled $8.8 million, an increase of $11.3 million, or 445.7%, from the $2.5 million of loss reported in 2004. The increase in earnings was primarily attributable to a one-time charge in 2004 of $18.9 million in pre-tax expense associated with the restructuring portion of the Bank's FHLB borrowings, offset in 2004 partially by a $6.1 million gain due to the sale of the Ashland division. Excluding these extraordinary items, earnings for the year increased $2.9 million primarily due to the $5.1 million increase of net interest income.

In December 2004, Camco announced the restructuring of $144.1 million in convertible fixed rate borrowings from the Federal Home Loan Bank. The early prepayment of the debt resulted in a penalty charge of $18.9 million before tax, or $12.5 million after-tax. The convertible advances had a weighted average interest rate of 6.25% and an average term to maturity of approximately 5.61 years. The advances were replaced with maturities ranging up to five years. The weighted average cost on the restructured borrowings was 3.59%.

In December 2004, Camco sold its Ashland division which included $63.7 million in deposits and $42.6 million in loans in the Ashland market as well as the Ashland and Summit, Kentucky facilities. This transaction was based on a decision to redirect resources and management attention to other markets.

Net Interest Income. Net interest income for the year ended December 31, 2005, amounted to $30.5 million, an increase of $5.1 million, or 20.1%, compared to 2004, generally reflecting the effects of an increase of 44 basis points in the average yield, from 5.17% in 2004 to 5.61% in 2005 offset partially by a $6.6 million, or .7%, decrease in the average balance of interest-earning assets outstanding year to year.

Interest income on loans totaled $50.2 million for the year ended December 31, 2005, an increase of $3.2 million, or 6.9%, from the comparable 2004 total. The increase resulted primarily from a 36 basis point increase in the average yield, from 5.56% in 2004, to 5.92% in 2005, coupled with a $2.1 million, or .2%, increase in the average balance of loans outstanding year to year. Interest income on mortgage-backed securities totaled $2.8 million for the year ended December 31, 2005, an $189,000, or 6.3%, decrease from the 2004 period. The decrease was due primarily to a $14.5 million, or 16.2%, decrease in the average balance outstanding, partially offset by a 40 basis point increase in the average yield, to 3.75% in 2005. Interest income on investment securities increased by $494,000, or 64.0%, due primarily to an $8.3 million increase in the average balance outstanding year to year, coupled with a 73 basis point increase in the average yield, to 3.59% in 2005. Interest income on other interest-earning assets increased by $592,000, or 26.6%, due primarily to an increase in the yield of 114 basis points, to 4.74% in 2005, offset partially by a decrease of $2.5 million, or 4.0%, in the average balance outstanding year to year.

Interest expense on deposits totaled $15.4 million for the year ended December 31, 2005, an increase of $1.5 million, or 10.7%, compared to the year ended December 31, 2004, due primarily to a 32 basis point decrease in the average cost of deposits, to 2.41% for 2005, partially offset by a $26.1 million, or 3.9%, increase in the average balance of interest-bearing deposits outstanding year to year. Interest expense on borrowings totaled $11.1 million for the year ended December 31, 2005, a decrease of $2.5 million, or 18.2%, from 2004. The decrease resulted primarily from a 116 basis point decrease in the average rate to 3.73% in 2005, partially offset by a $20.3 million, or 7.3%, increase in the average balance outstanding year to year.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $5.1 million, or 20.1%, to a total of $30.5 million for the year ended December 31, 2005. The interest rate spread increased to approximately 2.78% at December 31, 2005, from 2.26% at December 31, 2004, while the net interest margin increased to approximately 3.00% for the year ended December 31, 2005, compared to 2.49% for the 2004 period.

Provision for Losses on Loans. A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Bank, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Bank's market areas, and other factors related to the collectibility of the Bank's loan portfolio. Based upon an analysis of these factors, management recorded a provision for losses on loans totaling $1.5 million for the year ended December 31, 2005, a decrease of $140,000, or 8.6%, from the provision recorded in 2004.

Other Income. Other income totaled $6.6 million for the year ended December 31, 2005, a decrease of $7.1 million, or 51.9%, compared to 2004. The decrease in other income was primarily attributable to the sale of our Ashland, Kentucky banking division which resulted in a pretax gain of $6.6 million in 2004. Excluding the sale of the Ashland, other income would have decreased by $440,000. This decrease was primarily attributable to a $521,000 or 98.5% decrease in gain on sale of assets, a $382,000 or 95.0% decrease in mortgage servicing rights, and a $136,000 or 16.6% decrease in gain on sale of loans.

The decrease in gain on sale of loans was due primarily to a decrease in the volume of loans sold of $48.2 million, or 40.9%, from the volume of loans sold in 2004. During 2005, the Bank recorded MSR's on new loan sales totaling $992,000 and amortization of MSR's totaling $972,000, which resulted in net revenue item of $20,000. During 2004, the Bank recorded MSR's on new loan sales totaling $1.6 million and amortization of MSR's totaling $1.2 million, which resulted in net revenue of $402,000.

General, Administrative and Other Expense. General, administrative and other expense totaled $22.8 million for the year ended December 31, 2005, a decrease of $19.0 million, or 45.4%, compared to 2004. The decrease was due primarily to the $18.9 million prepayment fee associated with the restructuring of a portion of the Bank's FHLB borrowings and a decrease of $725,000, or 73.1%, in franchise tax, $339,000 or 10.0% in occupancy and equipment partially offset by an increase of $568,000 or 4.3% in employee compensation, excluding the FHLB prepayment fee of $18.9 million, a $225,000 or 4.6% increase in other operating expenses and a $171,000 or 16.3% increase in advertising. The decrease in franchise tax was primarily due to acquiring London Financial Corporation in August 2004 and changing charters to a state charted commercial bank. This is a one time savings which will only occur in 2005. The decrease in occupancy was due primarily to the sale of our Kentucky division, consisting of two branches, in December 2004 and a decrease in depreciation expense. The increase in compensation was primarily due to merit increases and accruals for bonus compensation. The increase in other operating was primarily due to the accrual of $275,000 in the second quarter for the settlement of litigation and the increase in advertising was due to hiring an advertising agency to better manage the Company's marketing effort to uniformly promote our brand and key offerings.

Federal Income Taxes. Federal income tax totaled $4.1 million for the year ended December 31, 2005, an increase of $5.8 million, or 349.7%, compared to the $1.7 million credit provision recorded in 2004. This increase was primarily attributable to a $4.2 million net loss in 2004 before federal income tax credits. The effective rate of tax (benefits) amounted to 32.1% and (39.6)% for the years ended December 31, 2005 and 2004, respectively. The tax-exempt character of earnings on bank-owned life insurance is the principal difference between the effective rate of tax (benefits) and the statutory corporate tax rate for the years ended December 31, 2005 and 2004.

AVERAGE BALANCE, YIELD, RATE AND VOLUME DATA

The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resulting yields, and the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. The table does not reflect any effect of income taxes. Balances are based on the average of month-end balances which, in the opinion of management, do not differ materially from daily balances.

	Year ended December 31,								
	2006			2005			2004		
	Average outstanding balance	Interest earned/ paid	Average yield/ rate	Average outstanding balance	Interest earned/ paid	Average yield/ rate	Average outstanding balance	Interest earned/ paid	Average yield/ rate
	(Dollars in thousands)								
Interest-earning assets:									
Loans receivable [1]	$ 841,398	$54,764	6.51%	$ 846,729	$50,165	5.92%	$ 844,660	$46,932	5.56%
Mortgage-backed securities [2]	58,766	2,428	4.13	75,336	2,827	3.75	89,863	3,016	3.36
Investment securities [2]	53,818	2,212	4.11	35,277	1,266	3.59	26,987	772	2.86
Interest-bearing deposits and other interest-earning assets	62,849	3,285	5.23	59,542	2,820	4.74	62,016	2,228	3.59
Total interest-earning assets	$1,016,831	62,689	6.17	$1,016,884	57,078	5.61	$1,023,526	52,948	5.17
Interest-bearing liabilities:									
Deposits	$ 646,269	21,248	3.29	$ 640,469	15,434	2.41	$ 666,540	13,945	2.09
FHLB advances and other	282,325	11,523	4.08	297,304	11,095	3.73	277,576	13,567	4.89
Total interest-bearing liabilities	$ 928,594	32,771	3.53	$ 937,773	26,529	2.83	$ 944,116	27,512	2.91
Net interest income/ Interest rate spread		$29,918	2.64%		$30,549	2.78%		$25,436	2.26%
Net interest margin [3]			2.94%			3.00%			2.49%
Average interest-earning assets to average interest-bearing liabilities			109.5%			108.44%			108.41%

(1) Includes nonaccrual loans and loans held for sale.

(2) Includes securities designated as available for sale.

(3) Net interest income as a percent of average interest-earning assets.

RATE/VOLUME TABLE

The following table describes the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected Camco's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume) and (iii) total changes in rate and volume.

	Year ended December 31,					
	2006 vs. 2005			2005 vs. 2004		
	Volume	Increase (decrease) due to Rate	Total	Volume	Increase (decrease) due to Rate	Total
	(In thousands)					
Interest income attributable to:						
Loans receivable [1]	$(307)	$4,906	$4,599	$ 115	$ 3,118	$ 3,233
Mortgage-backed securities	(738)	339	(399)	(701)	512	(189)
Investment securities	741	205	946	270	224	494
Interest-bearing deposits and other [2]	162	303	465	(85)	677	592
Total interest income	(142)	5,753	5,611	(401)	4,531	4,130
Interest expense attributable to:						
Deposits	141	5,673	5,814	(517)	2,006	1,489
Borrowings	(498)	926	428	1,062	(3,534)	(2,472)
Total interest expense	(357)	6,599	6,242	545	(1,528)	(983)
Increase (decrease) in net interest income	**$ 215**	**$ (846)**	**$ (631)**	**$ (946)**	**$ 6,059**	**$ 5,113**

(1) Includes loans held for sale.

(2) Includes interest-bearing deposits.

YIELDS EARNED AND RATES PAID

The following table sets forth the weighted-average yields earned on Camco's interest-earning assets, the weighted-average interest rates paid on Camco's interest-bearing liabilities and the interest rate spread between the weighted-average yields earned and rates paid by Camco at the dates indicated. This does not reflect the spread that may eventually be achieved in 2007 or beyond due to possible changes in weighted-average yields earned on interest-earning assets and paid on interest-bearing liabilities in the upcoming year.

	At December 31,		
	2006	2005	2004
Weighted-average yield on:			
Loan portfolio [1]	6.97%	6.36%	5.78%
Investment portfolio [2]	4.62	4.53	3.75
Total interest-earning assets	6.56	6.02	5.45
Weighted-average rate paid on:			
Deposits	3.52	2.60	2.10
FHLB advances	4.28	3.94	3.63
Total interest-bearing liabilities	3.73	3.01	2.57
Interest rate spread	2.83%	3.01%	2.88%

[1] Includes loans held for sale and excludes the allowance for loan losses.

[2] Includes earnings on FHLB stock and cash surrender value of life insurance.

The objective of the Bank's asset/liability management function is to maintain consistent growth in net interest income within the Bank's policy limits. This objective is accomplished through management of the Bank's balance sheet composition, liquidity, and interest rate risk exposures arising from changing economic conditions, interest rates and customer preferences.

The goal of liquidity management is to provide adequate funds to meet changes in loan demand or unexpected deposit withdrawals. This is accomplished by maintaining liquid assets in the form of investment securities, maintaining sufficient unused borrowing capacity and achieving consistent growth in core deposits.

Management considers interest rate risk the Bank's most significant market risk. Interest rate risk is the exposure to adverse changes in net interest income due to changes in interest rates. Consistency of the Bank's net interest income is largely dependent upon the effective management of interest rate risk.

To identify and manage its interest rate risk, the Bank employs an earnings simulation model to analyze net interest income sensitivity to changing interest rates. The model is based on actual cash flows and repricing characteristics and incorporates market-based assumptions regarding the effect of changing interest rates on the prepayment rates of certain assets and liabilities. The model also includes management projections for activity levels in each of the product lines offered by the Bank. Assumptions based on the historical behavior of deposit rates and balances in relation to changes in interest rates are also incorporated into the model. Assumptions are inherently uncertain and the measurement of net interest income or the impact of rate fluctuations on net interest income cannot be precisely predicted. Actual results may differ from simulated results due to timing, magnitude, and frequency of interest rate changes as well as changes in market conditions and management strategies.

The Bank's Asset/Liability Management Committee ("ALCO"), which includes senior management representatives and reports to the Bank's Board of Directors, monitors and manages interest rate risk within Board-approved policy limits. The Bank's current interest rate risk position is determined by measuring the anticipated change in net interest income over a 12 month horizon assuming an instantaneous and parallel shift (linear) increase or decrease in all interest rates.

The following table shows the Bank's estimated earnings sensitivity profile as of December 31, 2006:

Change in Interest Rates (basis points)	Percentage Change in Net Interest Income 12 Months
+200	-14.22%
+100	-6.48%
-100	-1.08%
-200	-3.29%

These estimated changes in net interest income are within the policy guidelines established by the Board of Directors.

The ALCO also monitors the sensitivity of the Bank's economic value of equity ("EVE") due to sudden and sustained changes in market rates. The EVE ratio, measured on a static basis at the current period end, is calculated by dividing the economic value of equity by the economic value of total assets. The ALCO also monitors the change in EVE on a percentage change basis.

The following table shows the EVE ratios as of December 31, 2006:

Change in Interest Rates (basis points)	EVE Ratio	Percentage Change in EVE
+200	7.93%	-5.11%
+100	8.11%	-1.34%
0	8.10%	0
-100	8.40%	+5.13%
-200	8.70%	+10.28%

In order to reduce the exposure to interest rate fluctuations and to manage liquidity, the Bank has developed sale procedures for several types of interest-sensitive assets. Generally, all long-term, fixed-rate single family residential mortgage loans underwritten according to Federal Home Loan Mortgage Corporation ("FHLMC") or Federal National Mortgage Association ("FNMA") guidelines are sold for cash upon origination. A total of $50.9 million and $69.7 million of such loans were sold to the FHLMC, FNMA and other parties during 2006 and 2005, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Camco, like other financial institutions, is required under applicable federal regulations to maintain sufficient funds to meet deposit withdrawals, loan commitments and expenses. Liquid assets consist of cash and interest-bearing deposits in other financial institutions, investments and mortgage-backed securities. Management monitors and assesses liquidity needs daily in order to meet deposit withdrawals, loan commitments and expenses.

The following table sets forth information regarding the Bank's obligations and commitments to make future payments under contract as of December 31, 2006.

	Payments due by period				
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(In thousands)				
Contractual obligations:					
Operating lease obligations	$ 337	$ 537	$ 407	$ 576	$ 1,857
Advances from the Federal Home Loan Bank	91,935	88,769	13,000	51,584	245,288
Repurchase Agreements	1,779	957	320	—	3,056
Certificates of deposit	289,030	123,126	7,956	862	420,974
Ohio Equity Funds for Housing	166	2,220	2,093	521	5,000
Amount of commitments expiration per period					
Commitments to originate loans:					
Overdraft lines of credit	757	—	—	—	757
Home equity	77,366	—	—	—	77,366
One- to four-family and multi-family loans includes LIP	30,347	—	—	—	30,347
Commercial includes LIP & LOC	20,099	—	—	—	20,099
Non-residential real estate and land loans	567	—	—	—	567
Total contractual obligations	$512,383	$215,609	$23,776	$53,543	$805,311

Advantage anticipates that it will have sufficient funds available to meet its current loan commitments. Based upon historical deposit flow data, the Bank's competitive pricing in its market and management's experience, management believes that a significant portion of maturing certificates of deposit will remain with the Bank.

The Bank engages in off-balance sheet credit-related activities that could require Advantage to make cash payments in the event that specified future events occur. The contractual amounts of these activities represent the maximum exposure to the Bank (as further described in Note I – Commitments). However, certain off-balance sheet commitments are expected to expire or be only partially used; therefore, the total amount of commitments does not necessarily represent future cash requirements. These off-balance sheet activities are necessary to meet the financing needs of the Bank's customers.

Liquidity management is both a daily and long-term function of Advantage's management strategy. In the event that the Bank should require funds beyond its ability to generate them internally, additional funds are available through the use of FHLB advances, brokered deposits, and through the sales of loans and/or securities.

Ohio statutes impose certain limitations on the payment of dividends and other capital distributions by banks. Generally, absent approval of the Superintendent of Banks, such statutes limit dividend and capital distributions to earnings of the current and two preceding years.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and Rule 15d-15(f) under the Securities Exchange Act of 1934.

The Company's internal control over financial reporting is a process designed under the supervision of the Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. Based on the assessment, management believes that the Company's internal control over financial reporting was effective as of December 31, 2006.

The Company's independent auditors have issued an attestation report on management's assessment of the Company's internal control over financial reporting. That report appears on page 33.

PERFORMANCE GRAPH

The following graph compares the cumulative total return on Camco's common stock with the cumulative total return of an index of companies whose shares are traded on Nasdaq and the SNL All Bank & Thrift Index for the same period.



TOTAL RETURN PERFORMANCE
200
175
150
125
100
75
50
INDEX VALUE
Camco Financial Corporation
NASDAQ Composite
SNL All Bank and Thrift Index
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06

	PERIOD ENDING					
INDEX	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
Camco Financial Corporation	100.00	116.21	146.73	136.54	131.64	121.70
NASDAQ Composite	100.00	68.76	103.67	113.16	115.57	127.58
SNL All Bank and Thrift Index	100.00	93.96	127.39	142.66	144.89	169.30

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Camco Financial Corporation

We have audited management's assessment included in the accompanying Management's Report on Internal Control over Financial Reporting that the Corporation maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Camco Financial Corporation maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on COSO criteria. Also in our opinion, Camco Financial Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006 based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial condition of Camco Financial Corporation as of December 31, 2006 and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for the year then ended and our report dated February 20, 2007, expressed an unqualified opinion thereon.

Plante & Moran, PLLC

February 20, 2007
Auburn Hills, Michigan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Camco Financial Corporation

We have audited the accompanying consolidated statement of financial condition of Camco Financial Corporation as of December 31, 2006 and 2005 the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Camco Financial Corporation for the year ended December 31, 2004 were audited by other auditors, whose report dated March 10, 2005 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Camco Financial Corporation as of December 31, 2006 and 2005 and the consolidated results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Camco Financial Corporation's internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2007, expressed an unqualified opinion thereon.

Plante & Moran, PLLC

February 20, 2007
Auburn Hills, Michigan

CAMCO FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31, 2006	December 31, 2005
	(In thousands, except share data)	
ASSETS		
Cash and due from banks	$ 13,869	$ 21,786
Interest-bearing deposits in other financial institutions	12,673	11,299
Cash and cash equivalents	26,542	33,085
Investment securities available for sale – at market	56,053	47,907
Investment securities held to maturity – at cost, approximate market value of $736 and $947 as of December 31, 2006 and 2005, respectively	710	919
Mortgage-backed securities available for sale – at market	51,453	61,607
Mortgage-backed securities held to maturity – at cost, approximate market value of $2,734 and $3,251 as of December 31, 2006 and 2005, respectively	2,739	3,257
Loans held for sale – at lower of cost or market	3,664	1,947
Loans receivable – net	824,578	846,763
Office premises and equipment – net	13,200	11,569
Real estate acquired through foreclosure	3,956	2,581
Federal Home Loan Bank stock – at cost	28,722	27,112
Accrued interest receivable	6,502	5,297
Prepaid expenses and other assets	1,537	1,228
Cash surrender value of life insurance	20,921	20,793
Goodwill – net of accumulated amortization	6,683	6,683
Prepaid and refundable federal income taxes	956	500
Total assets	**$1,048,216**	**$1,071,248**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits	$ 684,782	$ 660,242
Advances from the Federal Home Loan Bank and other borrowings	257,139	307,223
Advances by borrowers for taxes and insurance	3,484	3,249
Accounts payable and accrued liabilities	6,350	5,330
Dividends payable	1,120	1,102
Deferred federal income taxes	4,249	3,339
Total liabilities	957,124	980,485
Commitments	—	—
Stockholders' equity		
Preferred stock – $1 par value; authorized 100,000 shares; no shares outstanding	—	—
Common stock – $1 par value; authorized 14,900,000 shares; 8,832,082 and 8,829,839 shares issued at December 31, 2006 and 2005, respectively	8,832	8,830
Additional paid-in capital	59,722	59,567
Retained earnings – restricted	43,954	42,569
Accumulated other comprehensive income (loss) – unrealized gains (losses) on securities designated as available for sale, net of related tax effects	(1,225)	(1,663)
Less 1,369,025 and 1,251,125 shares of treasury stock at December 31, 2006 and 2005, respectively at cost	(20,191)	(18,540)
Total stockholders' equity	91,092	90,763
Total liabilities and stockholders' equity	**$1,048,216**	**$1,071,248**

The accompanying notes are an integral part of these statements.

CAMCO FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended December 31,		
	2006	2005	2004
	(In thousands, except per share data)		
Interest income			
Loans	$54,764	$50,165	$46,932
Mortgage-backed securities	2,428	2,827	3,016
Investment securities	2,212	1,266	772
Interest-bearing deposits and other	3,285	2,820	2,228
Total interest income	62,689	57,078	52,948
Interest expense			
Deposits	21,248	15,434	13,945
Borrowings	11,523	11,095	13,567
Total interest expense	32,771	26,529	27,512
Net interest income	29,918	30,549	25,436
Provision for losses on loans	1,440	1,480	1,620
Net interest income after provision for losses on loans	28,478	29,069	23,816
Other income			
Late charges, rent and other	1,773	2,076	1,672
Title fees	673	752	778
Loan servicing fees	1,412	1,480	1,519
Gain on sale of loans	295	683	819
Mortgage servicing rights – net	(549)	20	402
Service charges and other fees on deposits	1,479	1,483	1,410
Gain on sale of investment and mortgage-backed securities	0	113	135
Gain (loss) on sale of real estate acquired through foreclosure	(72)	(23)	347
Gain on sale of branch deposits, premises and equipment, net	22	8	6,626
Total other income	5,033	6,592	13,708
General, administrative and other expense			
Employee compensation and benefits	14,480	13,881	13,313
Deferred loan origination costs – SFAS No. 91	(1,913)	(2,166)	(2,227)
Occupancy and equipment	3,182	3,051	3,390
Data processing	1,344	1,368	1,318
Advertising	1,158	1,218	1,047
Franchise taxes	1,027	267	992
Other operating	5,632	5,135	5,008
Federal Home Loan Bank advance prepayment fees	—	—	18,879
Total general, administrative and other expense	24,910	22,754	41,720
Earnings (loss) before federal income taxes (credits)	8,601	12,907	(4,196)
Federal Income Taxes			
Current	2,043	3,965	(1,572)
Deferred	684	176	(88)
Total federal income taxes (credits)	2,727	4,141	(1,660)
NET EARNINGS (LOSS)	$ 5,874	$ 8,766	$ (2,536)
EARNINGS (LOSS) PER SHARE			
Basic	$ 0.78	$ 1.15	$ (.34)
Diluted	$ 0.78	$ 1.15	N/A

The accompanying notes are an integral part of these statements.

CAMCO FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the years ended December 31,		
	2006	2005	2004
		(In thousands)	
Net earnings (loss)	$5,874	$ 8,766	$(2,536)
Other comprehensive income (loss), net of tax effects:			
Unrealized holding gains (losses) on securities during the period, net of taxes (benefits) of $226, $(683) and $(195) in 2006, 2005 and 2004, respectively	438	(1,325)	(379)
Reclassification adjustment for realized gains included in operations, net of taxes of $0, $38 and $45 for the years ended December 31, 2006, 2005 and 2004, respectively	—	(75)	(90)
Comprehensive income (loss)	**$6,312**	**$ 7,366**	**$(3,005)**

The accompanying notes are an integral part of these statements.

CAMCO FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the years ended December 31, 2006, 2005 and 2004

	Common stock	Additional paid-in capital	Retained earnings	Unrealized gains (losses) on securities designated as available for sale	Treasury stock	Total stockholders' equity
	(In thousands, except per share data)					
Balance at January 1, 2004	$8,429	$55,132	$45,121	$ 206	$(16,345)	$92,543
Stock options exercised	53	499	—	—	—	552
Cash dividends declared – $.58 per share	—	—	(4,351)	—	—	(4,351)
Acquisition of London Financial	278	3,304	—	—	—	3,582
Net loss for the year ended December 31, 2004	—	—	(2,536)	—	—	(2,536)
Unrealized losses on securities designated as available for sale, net of related tax benefits	—	—	—	(469)	—	(469)
Balance at December 31, 2004	8,760	58,935	38,234	(263)	(16,345)	89,321
Stock options exercised	70	632	—	—	—	702
Cash dividends declared – $.58 per share	—	—	(4,431)	—	—	(4,431)
Net earnings for the year ended December 31, 2005	—	—	8,766	—	—	8,766
Purchase of treasury shares	—	—	—	—	(2,195)	(2,195)
Unrealized losses on securities designated as available for sale, net of related tax benefits	—	—	—	(1,400)	—	(1,400)
Balance at December 31, 2005	8,830	59,567	42,569	(1,663)	(18,540)	90,763
Stock options exercised	2	18	—	—	—	20
Cash dividends declared – $.60 per share	—	—	(4,489)	—	—	(4,489)
FAS 123R	—	137	—	—	—	137
Net earnings for the year ended December 31, 2006	—	—	5,874	—	—	5,874
Purchase of treasury shares	—	—	—	—	(1,651)	(1,651)
Unrealized losses on securities designated as available for sale, net of related tax benefits	—	—	—	438	—	438
Balance at December 31, 2006	$8,832	$59,722	$43,954	$(1,225)	$(20,191)	$91,092

The accompanying notes are an integral part of these statements.

CAMCO FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,		
	2006	2005	2004
		(In thousands)	
Cash flows from operating activities:			
Net earnings (loss) for the year	$ 5,874	$ 8,766	$ (2,536)
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:			
Amortization of premiums and discounts on investment and mortgage-backed securities – net	188	466	980
Amortization of mortgage servicing rights – net	1,252	972	1,184
Depreciation and amortization	1,247	1,198	1,450
Amortization of purchase accounting adjustments – net	89	89	89
Stock option expense (FAS 123R)	137	—	—
Provision for losses on loans	1,440	1,480	1,620
Provision for losses on real estate acquired through foreclosure	99	95	113
Amortization of deferred loan origination fees	176	96	(57)
(Gain) loss on sale of real estate acquired through foreclosure	72	23	(347)
Gain on sale of investment and mortgage-backed securities transactions	—	(113)	(135)
Gain on sale of branch deposits, premises and equipment, net	(22)	(8)	(6,626)
Federal Home Loan Bank stock dividends	(1,610)	(1,315)	(1,032)
Net increase in cash surrender value of life insurance	(769)	(751)	(706)
Gain on sale of loans	(295)	(683)	(819)
Loans originated for sale in the secondary market	(52,641)	(68,844)	(115,266)
Proceeds from sale of mortgage loans in the secondary market	51,219	70,417	118,705
Tax benefits related to exercise of stock options	—	111	84
Increase (decrease) in cash, net of acquisitions, due to changes in:			
Accrued interest receivable	(1,204)	(794)	59
Prepaid expenses and other assets	(181)	5,101	30
Accounts payable and other liabilities	435	(7)	554
Federal income taxes			
Current	—	—	(3,722)
Deferred	684	176	(88)
Net cash provided by (used in) operating activities	6,190	16,475	(6,466)
Cash flows provided by (used in) investing activities:			
Proceeds from maturities of investment securities	6,260	10,375	21,100
Proceeds from sale of investment securities designated as available for sale	—	302	1,638
Purchase of investment securities designated as available for sale	(13,914)	(36,094)	(15,997)
Purchase of investment securities designated as held to maturity	—	—	(2,991)
Proceeds from sale of mortgage-backed securities designated as available for sale	—	—	13,050
Purchase of mortgage-backed securities designated as available for sale	(1,967)	(3,349)	(43,301)
Purchase of mortgage-backed securities designated as held to maturity	—	—	—
Principal repayments on mortgage-backed securities	12,832	21,030	30,624
Loan disbursements	(230,127)	(331,469)	(221,268)
Purchases of loans	(3,698)	(11,141)	(27,301)
Principal repayments on loans	250,409	323,314	212,450
Loans transferred in sale of branch offices	—	—	42,634
Purchase of branch premises and equipment – net	(3,014)	(1,121)	(727)
Proceeds from sale of office premises and equipment	158	9	8,579

The accompanying notes are an integral part of these statements.

	For the years ended December 31,		
	2006	2005	2004
	(In thousands)		
Cash flows provided by (used in) investing activities (continued):			
Proceeds from sale of real estate acquired through foreclosure	$ 1,119	$ 3,362	$ 4,988
Additions to real estate acquired through foreclosure	(21)	(56)	(76)
Purchase of life insurance	—	—	(1,596)
Proceeds from redemption of life insurance	641	—	—
Purchase of London Financial Corporation, Inc., net	—	—	(1,701)
Net cash provided by (used in) investing activities	18,678	(24,838)	20,105
Net cash provided by (used in) operating and investing activities (balance carried forward)	24,868	(8,363)	13,639
Cash flows provided by (used in) financing activities:			
Net increase (decrease) in deposits	24,540	(7,536)	14,929
Sale of branch deposits	—	—	(63,657)
Proceeds from Federal Home Loan Bank advances	55,500	56,500	189,650
Repayment of Federal Home Loan Bank advances	(104,569)	(57,453)	(161,075)
Net change in Repurchase Agreements	(1,015)	12,866	—
Dividends paid on common stock	(4,471)	(4,438)	(4,305)
Proceeds from exercise of stock options	20	591	468
Purchase of treasury shares	(1,651)	(2,195)	—
Decrease in advances by borrowers for taxes and insurance	235	219	(466)
Net cash used in financing activities	(31,411)	(1,446)	(24,456)
Net decrease in cash and cash equivalents	(6,543)	(9,809)	(10,817)
Cash and cash equivalents at beginning of year	33,085	42,894	53,711
Cash and cash equivalents at end of year	$ 26,542	$ 33,085	$ 42,894
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest on deposits and borrowings	$ 32,473	$ 26,511	$ 27,673
Income taxes	$ 2,499	$ (947)	$ 2,674
Supplemental disclosure of noncash investing activities:			
Transfers from loans to real estate acquired through foreclosure	$ 4,092	$ 3,725	$ 6,591
Issuance of mortgage loans upon sale of real estate acquired through foreclosure	$ 1,448	$ 1,137	$ 1,096
Unrealized gains (losses) on securities designated as available for sale, net of related tax effects	$ 438	$ (1,325)	$ (469)
Recognition of mortgage servicing rights in accordance with SFAS No. 140	$ 1,252	$ 992	$ 1,586
Supplemental disclosure of noncash financing activities:			
Dividends declared but unpaid	$ 1,120	$ 1,102	$ 1,109
Fair value of assets acquired in London Financial transaction	$ —	$ —	$ 54,441
Less fair value of liabilities assumed	$ —	$ —	$ (50,371)
Goodwill assigned in acquisition	$ —	$ —	$ 4,070

The accompanying notes are an integral part of these statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Camco Financial Corporation ("Camco" or the "Corporation") is a financial holding company whose business activities are limited primarily to holding the common stock of Advantage Bank ("Advantage" or the "Bank") and Camco Title Agency ("Camco Title"). Advantage conducts a general banking business within Ohio, West Virginia and northern Kentucky which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. Advantage's profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by Advantage can be significantly influenced by a number of factors, such as governmental monetary policy, that are outside of management's control.

During 2004, Camco's Board of Directors approved a business combination that was completed in August 2004, whereby London Financial Corporation ("London Financial") was merged with and into Camco. Coincident with the merger between Camco and London Financial, Advantage was merged with and into The Citizens Savings Bank of London, London Financial's wholly-owned subsidiary ("Citizens"). The resulting financial institution was a state-chartered commercial bank that was renamed Advantage Bank. The business combination was accounted for using the purchase method of accounting. Accordingly, the 2004 consolidated financial statements herein include the accounts of Citizens only from the August 20, 2004 consummation date forward.

The consolidated financial information presented herein has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and general accounting practices within the financial services industry. In preparing financial statements in accordance with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

The following is a summary of the Corporation's significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements.

1. Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

2. Investment Securities and Mortgage-Backed Securities

The Corporation accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held to maturity, trading, or available for sale. Securities classified as held to maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to stockholders' equity. Investment and mortgage-backed securities are classified as held to maturity or available for sale upon acquisition. Realized gains and losses on sales of securities are recognized using the specific identification method. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

3. Loans Receivable

Loans held in portfolio are stated at the principal amount outstanding, adjusted for deferred loan origination fees and costs, capitalized mortgage servicing rights and the allowance for loan losses.

Interest is accrued as earned unless the collectibility of the loan is in doubt. Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued and not received, and income is subsequently recognized only to the extent that cash payments are received until, in

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3. Loans Receivable (continued)

management's judgement, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status.

Loans held for sale are carried at the lower of cost (less principal payments received) or fair value (market value), calculated on an aggregate basis. At December 31, 2006 and 2005, loans held for sale were carried at cost.

The Corporation accounts for mortgage servicing rights in accordance with SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which requires that the Corporation recognize, as separate assets, rights to service mortgage loans for others, regardless of how those servicing rights are acquired. An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained must allocate some of the cost of the loans to the mortgage servicing rights.

SFAS No. 140 requires that capitalized mortgage servicing rights and capitalized excess servicing receivables be assessed for impairment. Impairment is measured based on fair value. The mortgage servicing rights recorded by the Bank, calculated in accordance with the provisions of SFAS No. 140, segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate.

Once pooled, each grouping of loans is evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from each portfolio. Earnings are projected from a variety of sources including loan servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income, and costs to service the loans. The present value of future earnings is the "economic" value for the pool, i.e., the net realizable present value to an acquirer of the acquired servicing.

The Corporation recorded amortization related to mortgage servicing rights totaling approximately $1.3 million, $972,000 and $1.2 million, for the years ended December 31, 2006, 2005 and 2004, respectively. The carrying value of the Corporation's mortgage servicing rights, which approximated their fair value, totaled approximately $6.4 million and $7.0 million for the years ended December 31, 2006 and 2005, respectively.

At December 31, 2006 and 2005, the Bank was servicing mortgage loans of approximately $536.0 million and $559.0 million, respectively, that have been sold to the Federal Home Loan Mortgage Corporation, Federal National Mortgage Association and other investors.

4. Loan Origination and Commitment Fees

The Corporation accounts for loan origination fees and costs in accordance with SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." Pursuant to the provisions of SFAS No. 91, all loan origination fees received, net of certain direct origination costs, are deferred on a loan-by-loan basis and amortized to interest income using the interest method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e., principally actual personnel costs.

Fees received for loan commitments are deferred and amortized over the life of the related loan using the interest method.

5. Allowance for Loan Losses

It is the Corporation's policy to provide valuation allowances for estimated losses on loans based upon past loss experience, current trends in the level of delinquent and problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions in the Bank's primary market areas. When the collection of a loan becomes doubtful, or otherwise troubled, the Corporation records a charge-off or an allowance equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Such provision is based on management's estimate of the fair value of the underlying collateral, taking into consideration the current and currently anticipated future operating or sales conditions. As a result, such estimates are particularly susceptible to changes that could result in a material adjustment to results of operations in the near term. Recovery of the carrying value of such loans is dependent to a great extent on economic, operating, and other conditions that may be beyond the Corporation's control.

The Corporation accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." SFAS No. 114 requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral.

A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Corporation considers its investment in one- to four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Corporation's investment in multi-family, commercial and nonresidential loans, and its evaluation of any impairment thereon, such loans are generally collateral-dependent and as a result are carried as a practical expedient at the lower of cost or fair value.

It is the Corporation's policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, collateral-dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

The Bank's impaired loan information is as follows at December 31:

	2006	2005
	(In thousands)	
Impaired loans with related allowance	$2,838	$4,427
Impaired loans with no related allowance	4,678	—
Total impaired loans	$7,516	$4,427

	2006	2005	2004
		(In thousands)	
Allowance on impaired loans	$ 753	$ 596	$475
Average balance of impaired loans	$4,213	$2,770	$461
Interest income recognized on impaired loans	$ 192	$ 189	$100

The allowance for impaired loans is included in the Bank's overall allowance for credit losses. The provision necessary to increase this allowance is included in the Bank's overall provision for losses on loans.

6. Real Estate Acquired Through Foreclosure

Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. Real estate loss provisions are recorded if the fair value of the property subsequently declines below the amount determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are capitalized. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

7. Office Premises and Equipment

Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line method over the useful lives of the assets, estimated to be ten to fifty years for buildings and improvements and three to twenty-five years for furniture, fixtures and equipment. An accelerated depreciation method is used for tax reporting purposes.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

8. Goodwill

The Corporation accounts for acquisitions pursuant to SFAS No. 142 "Goodwill and Intangible Assets," which prescribes accounting for all purchased goodwill and intangible assets. In accordance with that Statement, acquired goodwill is not amortized, but is tested for impairment at the reporting unit level annually and whenever an impairment indicator arises. Goodwill has been assigned to Advantage Bank as the reporting unit that is expected to benefit from the goodwill.

Camco evaluated the unamortized goodwill balance during 2006, 2005 and 2004 in accordance with the provisions of SFAS No. 142 via independent third-party appraisal. The evaluations showed no indication of impairment.

9. Federal Income Taxes

The Corporation accounts for federal income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." In accordance with SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

Deferral of income taxes results primarily from different methods of accounting for deferred loan origination fees and costs, mortgage servicing rights, Federal Home Loan Bank stock dividends, deferred compensation and the general loan loss allowance. A temporary difference is also recognized for depreciation expense computed using accelerated methods for federal income tax purposes.

10. Earnings Per Share

Basic earnings per common share is computed based upon the weighted-average number of common shares outstanding during the year. Diluted earnings per common share is computed including the dilutive effect of additional potential common shares issuable under outstanding stock options. Diluted earnings per share is not computed for periods in which an operating loss is sustained. The computations were as follows for the years ended December 31:

	2006	2005	2004
Weighted-average common shares outstanding (basic)	7,505,720	7,644,917	7,466,090
Dilutive effect of assumed exercise of stock options	2,286	3,789	N/A
Weighted-average common shares outstanding (diluted)	7,508,006	7,648,706	N/A

Options to purchase 287,752, 207,771 and 80,789 shares of common stock at respective weighted-average exercise prices of $15.52, $16.08 and $16.40 were outstanding at December 31, 2006, 2005 and 2004, respectively, but were excluded from the computation of diluted earnings per share for those years because the exercise price was greater than the average market price of the common shares.

11. Stock Option Plans

Stockholders of the Corporation have approved four stock option plans. Under the 1995 Plan, 161,488 shares were reserved for issuance. Under the 2002 Plan, 400,000 shares were reserved for issuance. Additionally, in connection with prior acquisitions, stock options of acquired companies were converted into options to purchase 174,421 and 311,794 shares of the Corporation's stock at exercise prices of $7.38 and $11.38 per share, respectively, which expire through 2008.

Effective January 1, 2006, the Corporation adopted SFAS No. 123R, "Accounting for Stock-Based Compensation," which contains a fair-value based method for valuing stock-based compensation that measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Prior to January 1, 2006, the Corporation utilized APB Opinion No. 25 and related Interpretations in accounting for its stock option plans. Accordingly, no compensation cost was recognized for the plans in 2005. Had compensation cost for the Corporation's stock option plans been determined based on the fair value at the grant dates for awards under the plans consistent with SFAS No. 123R, the Corporation's net earnings and earnings per share for the three-month and nine-month periods ended September 30, 2006 and 2005 would have been reported as the pro forma amounts indicated below:

		2006	2005	2004
		(In thousands, except per share data)		
Net earnings (loss)	As reported	$5,874	$8,766	$(2,536)
	Add: Stock-based compensation, expense included in reported income, net of tax	121	—	—
	Deduct: Total Stock-based compensation expense determined under fair value based method for awards, net of tax	(121)	(121)	(28)
	Pro-forma	$5,874	$8,645	$(2,564)
Earnings (loss) per share				
Basic	As reported	$ 0.78	$ 1.15	$ (.34)
	Stock-based compensation, net of tax	—	(.02)	—
	Pro-forma	$ 0.78	$ 1.13	$ (.34)
Diluted	As reported	0.78	1.15	N/A
	Stock-based compensation, net of tax	—	(.02)	N/A
	Pro-forma	$ 0.78	$ 1.13	N/A

The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following assumptions used for grants during 2006, 2005 and 2004: dividend yield of 4.0%, 3.80% and 3.40%, respectively; expected volatility of 15.16%, 18.76%, and 21.44%, respectively; a risk-free interest rate of 4.57%, 4.22% and 4.11%, respectively; and an expected life of ten years for all grants.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

11. Stock Option Plans (continued)

A summary of the status of the Corporation's stock option plans as of December 31, 2006, 2005 and 2004, and changes during the years ending on those dates is presented below:

	2006		2005		2004	
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of year	224,636	$15.71	218,324	$12.91	257,072	$12.11
Granted	87,013	14.08	87,240	16.51	17,705	17.17
Exercised	(2,243)	8.92	(70,162)	8.43	(52,911)	8.83
Forfeited	(4,532)	15.23	(10,766)	12.85	(3,542)	15.03
Outstanding at end of year	304,874	$15.20	224,636	$15.71	218,324	$12.91
Options exercisable at year-end	222,333	$15.37	138,305	$15.22	175,542	$12.05
Weighted-average fair value of options granted during the year		$ 2.09		$ 2.89		$ 3.59

The following information applies to options outstanding at December 31, 2006:

Number outstanding	Range of exercise prices
3,012	$ 8.92 - 9.75
98,366	$11.36 - 14.16
203,496	$14.55 - 17.17
Weighted-average exercise price	$15.31
Weighted-average remaining contractual life	6.63 years
Aggregate intrinsic value	$18,000

The total intrinsic value of options exercised during the years ended December 31, 2006, 2005 and 2004, was $11,000, $421,000, and $378,000, respectively.

As of December 31, 2006, there was $207,000 of total unrecognized compensation cost related to nonvested stock options. The unrecognized compensation cost is expected to be recognized over a weighted-average period of 1.5 years.

12. Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Cash and Cash Equivalents: The carrying amount reported in the consolidated statements of financial condition for cash and cash equivalents is deemed to approximate fair value.

Investment Securities and Mortgage-backed Securities: Fair values for investment securities and mortgage-backed securities are based on quoted market prices and dealer quotes.

Loans Held for Sale: Fair value for loans held for sale is the contracted sales price of loans committed for delivery, which is determined on the date of sale commitment.

Loans Receivable: The loan portfolio has been segregated into categories with similar characteristics, such as one- to four-family residential real estate, multi-family residential real estate, installment and other. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality.

Federal Home Loan Bank stock: The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

Cash surrender value of life insurance: The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

Deposits: The fair values of deposits with no stated maturity, such as money market demand deposits, savings and NOW accounts, are deemed to equal the amount payable on demand as of December 31, 2006 and 2005. The fair value of fixed-rate certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Advances from the Federal Home Loan Bank: The fair value of these advances is estimated using the rates currently offered for similar advances of similar remaining maturities or, when available, quoted market prices.

Repurchase Agreements: The fair value of repurchase agreements is based on the discounted value of contractual cash flows using rates currently offered for similar maturities.

Advances by Borrowers for Taxes and Insurance: The carrying amount of advances by borrowers for taxes and insurance is deemed to approximate fair value.

Commitments to Extend Credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. At December 31, 2006 and 2005, the fair value of loan commitments was not material.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

12. Fair Value of Financial Instruments (continued)

Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments are as follows:

	December 31,			
	2006		2005	
	Carrying value	Fair value	Carrying value	Fair value
	(In thousands)			
Financial assets				
Cash and cash equivalents	$ 26,542	$ 26,542	$ 33,085	$ 33,085
Investment securities available for sale	56,053	56,053	47,907	47,907
Investment securities held to maturity	710	736	919	947
Mortgage-backed securities available for sale	51,453	51,453	61,607	61,607
Mortgage-backed securities held to maturity	2,739	2,734	3,257	3,251
Loans held for sale	3,664	3,691	1,947	1,947
Loans receivable	824,578	832,813	846,763	846,711
Federal Home Loan Bank stock	28,722	28,722	27,112	27,112
Cash surrender value of life insurance	20,921	20,921	20,793	20,793
	$1,015,382	$1,023,665	$1,043,390	$1,043,360
Financial liabilities				
Deposits	$ 684,782	$ 686,317	$ 660,242	$ 659,679
Advances from the Federal Home Loan Bank	245,288	244,403	294,357	295,392
Repurchase agreements	11,851	11,857	12,866	12,866
Advances by borrowers for taxes and insurance	3,484	3,484	3,249	3,249
	$ 945,405	$ 946,061	$ 970,714	$ 971,186

13. Cash and Cash Equivalents

Cash and cash equivalents consist of cash and due from banks and interest-bearing deposits in other financial institutions with original maturities of three months or less.

14. Advertising

Advertising costs are expensed when incurred.

15. Effects of Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (the "FASB") issued a revision to Statement of Financial Accounting Standards ("SFAS") No. 123 which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily on accounting for transactions in which an entity obtains employee services in share-based transactions. This Statement, SFAS No. 123(R), requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, with limited exceptions. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award – the requisite service period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met.

Initially, the cost of employee services received in exchange for an award of liability instruments will be measured based on current fair value; the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Fair value during the requisite service period will be recognized as compensation cost over that period. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

Excess tax benefits, as defined by SFAS No. 123(R) will be recognized as an addition to additional paid in capital. Cash retained as a result of those excess tax benefits will be presented in the statement of cash flows as financing cash inflows. The write-off of deferred tax assets relating to unrealized tax benefits associated with recognized compensation cost will be recognized as income tax expense unless there are excess tax benefits from previous awards remaining in additional paid in capital to which it can be offset. The adoption of SFAS No. 123(R) did not have a material impact on the consolidated financial statements.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140." SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into certain servicing contracts. SFAS 156 also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. SFAS 156 permits an entity to choose between the amortization and fair value methods for subsequent measurements. SFAS 156 also requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. SFAS 156 is effective for fiscal years beginning after September 15, 2006. The Corporation does not expect the implementation of SFAS 156 to have a material impact on its financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. This Statement applies to other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Corporation has not determined the impact the adoption of SFAS 157 will have on the financial statements.

In September 2006, the FASB ratified the Emerging Issues Task Force's (EITF) Issue 06-4, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements,* which requires companies to recognize a liability and related compensation costs for endorsement split-dollar life insurance policies that provide a benefit to an employee extending to postretirement periods. The liability should be recognized based on the substantive agreement with the employee. This Issue is effective beginning January 1, 2008. The Issue can be applied as either a change in accounting principle through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption, or a change in accounting principle through retrospective application to all periods. The Corporation is in the process of evaluating the impact the adoption of Issue 06-4 will have on the financial statements.

NOTE B - INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities at December 31, 2006 and 2005 are as follows:

	2006			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In thousands)			
Held to maturity:				
Municipal bonds	$ 710	$26	$ —	$ 736
U.S. Government agency obligations	—	—	—	—
Total investment securities held to maturity	710	26	—	736
Available for sale:				
U.S. Government agency obligations	55,962	2	386	55,578
Municipal bonds	291	—	—	291
Corporate equity securities	159	25	—	184
Total investment securities available for sale	56,412	27	386	56,053
Total investment securities	$57,122	$53	$386	$56,789

	2005			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In thousands)			
Held to maturity:				
Municipal bonds	$ 919	$28	$ —	$ 947
U.S. Government agency obligations	—	—	—	—
Total investment securities held to maturity	919	28	—	947
Available for sale:				
U.S. Government agency obligations	47,993	—	619	47,374
Municipal bonds	346	2	—	348
Corporate equity securities	159	26	—	185
Total investment securities available for sale	48,498	28	619	47,907
Total investment securities	$49,417	$56	$619	$48,854

The amortized cost and estimated fair value of investment securities at December 31, 2006 (including securities designated as available for sale) by contractual term to maturity are shown below.

	Amortized cost	Estimated fair value
	(In thousands)	
Due in one year or less	$42,189	$41,871
Due after one year through five years	14,684	14,625
Due after five years through ten years	—	—
Due after ten years	90	109
Total investment securities	56,963	56,605
Corporate equity securities	159	184
Total	**$57,122**	**$56,789**

Proceeds from sales of investment securities during the years ended December 31, 2006, 2005 and 2004, totaled $0, $302,000 and $1.6 million respectively, resulting in gross realized gains of $0, $113,000 and $48,000 in those respective years.

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed securities at December 31, 2006 and 2005, are as follows:

	2006			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In thousands)			
Held to maturity:				
FNMA	$ 1,380	$ 7	$ 1	$ 1,386
FHLMC	753	2	13	742
GNMA	335	3	1	337
Other	271	—	2	269
Total mortgage-backed securities held to maturity	2,739	12	17	2,734
Available for sale:				
FNMA	29,207	21	914	28,314
FHLMC	18,453	—	503	17,950
GNMA	79	3	—	82
CMO	5,211	—	104	5,107
Total mortgage-backed securities available for sale	52,950	24	1,521	51,453
Total mortgage-backed securities	**$55,689**	**$36**	**$1,538**	**$54,187**

NOTE B - INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES (continued)

	2005			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In thousands)			
Held to maturity:				
FNMA	$ 1,644	$13	$ 5	$ 1,652
FHLMC	860	1	13	848
GNMA	408	5	1	412
Other	345	—	6	339
Total mortgage-backed securities held to maturity	3,257	19	25	3,251
Available for sale:				
FNMA	33,681	1	1,167	32,515
FHLMC	22,939	—	635	22,304
GNMA	97	4	—	101
CMO	6,819	—	132	6,687
Total mortgage-backed securities available for sale	63,536	5	1,934	61,607
Total mortgage-backed securities	**$66,793**	**$24**	**$1,959**	**$64,858**

The amortized cost of mortgage-backed securities, including those designated as available for sale at December 31, 2006, by contractual terms to maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers generally may prepay obligations without prepayment penalties.

	Amortized cost	Estimated fair value
	(In thousands)	
Due within one year or less	$ 386	$ 383
Due after one year through five years	18,085	17,755
Due after five years through ten years	20,629	19,914
Due after ten years	16,589	16,135
	$55,689	**$54,187**

During the year ended December 31, 2004 the Bank sold mortgage-backed securities totaling $13.0 million resulting in gross realized gains of $87,000. The bank did not sell any mortgage-backed securities during the years ended December 31, 2006 and 2005.

The table below indicates the length of time individual securities have been in a continuous unrealized loss position at December 31, 2006 and 2005, are as follows:

	2006			
	Less than 12 months		More than 12 months	
Description of securities	Fair value	Unrealized losses	Fair value	Unrealized losses
	(In thousands)			
Mortgage-backed securities:				
Held to maturity	$ 290	$—	$ 997	$ 17
Available for sale	42	—	43,524	1,417
U.S. Government agency:				
Available for sale	9,957	15	43,623	371
Municipal bonds:				
Held to maturity	141	—	—	—
Available for sale	—	—	80	—
CMO:				
Held to maturity	3	—	—	—
Available for sale	—	—	5,106	104
Total temporarily impaired securities	**$10,433**	**$15**	**$93,330**	**$1,909**

Management has the intent and ability to hold these securities for the foreseeable future and the decline in the fair value is primarily due to an increase in market interest rates. The fair values are expected to recover as securities approach maturity dates.

	2005			
	Less than 12 months		More than 12 months	
Description of securities	Fair value	Unrealized losses	Fair value	Unrealized losses
	(In thousands)			
Mortgage-backed securities:				
Held to maturity	$ 1,101	$ 14	$ 516	$ 11
Available for sale	20,783	427	40,642	1,507
U.S. Government agency:				
Available for sale	37,646	346	9,727	273
Treasury:				
Available for sale	135	1	—	—
Total temporarily impaired securities	**$59,665**	**$788**	**$50,885**	**$1,791**

At December 31, 2006, $90.8 million was pledged in accordance with federal and state requirements to secure deposits and repurchase agreements.

NOTE C - LOANS RECEIVABLE

Loans receivable at December 31 consist of the following:

	2006	2005
	(In thousands)	
Conventional real estate loans:		
Existing residential properties	$474,109	$474,401
Multi-family	43,392	51,475
Nonresidential real estate	100,189	105,380
Construction	42,654	64,601
Commercial	22,772	20,958
Home equity lines of credit	116,436	108,086
Consumer, education and other loans	25,754	22,114
Total	825,306	847,015
Increase (decrease) due to:		
Unamortized yield adjustments	(8)	(266)
Capitalized mortgage servicing rights	6,424	6,973
Allowance for loan losses	(7,144)	(6,959)
Loans receivable – net	$824,578	$846,763

As depicted above, the Corporation's lending efforts have historically focused on loans secured by existing residential properties, which comprise approximately $474.1 million, or 57.5%, of the total loan portfolio at December 31, 2006 and approximately $474.4 million, or 56.0%, of the total loan portfolio at December 31, 2005. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Corporation with adequate collateral coverage in the event of default. Nevertheless, the Corporation, as with any lending institution, is subject to the risk that residential real estate values could deteriorate in its primary lending areas within Ohio, West Virginia, and northern Kentucky, thereby impairing collateral values. However, management believes that residential real estate values in the Corporation's primary lending areas are presently stable.

The Bank, in the ordinary course of business, has granted loans to certain of its directors, executive officers, and their related interests. Such loans are made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. The aggregate dollar amount of these loans totaled approximately $924,000 and $980,000 at December 31, 2006 and 2005, respectively. During 2006, $143,000 of new loans were made and repayments totaled $36,000. In 2006, the related party loans decreased by $163,000 due to a director's retirement.

NOTE D - ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses is summarized as follows for the years ended December 31:

	2006	2005	2004
		(In thousands)	
Balance at beginning of year	$ 6,959	$ 6,476	$ 5,641
Provision for losses on loans	1,440	1,480	1,620
Charge-offs of loans	(1,439)	(1,280)	(1,597)
Recoveries	184	283	189
Allowance resulting from acquisition of London Financial	—	—	623
Balance at end of year	**$ 7,144**	**$ 6,959**	**$ 6,476**

Nonaccrual and nonperforming loans totaled approximately $17.7 million, $13.9 million and $9.8 million at December 31, 2006, 2005 and 2004, respectively. Interest income that would have been recognized had such nonaccrual loans performed pursuant to contractual terms totaled approximately $865,000, $685,000 and $573,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

NOTE E - OFFICE PREMISES AND EQUIPMENT

Office premises and equipment at December 31, is summarized as follows:

	2006	2005
	(In thousands)	
Land	$ 2,120	$ 2,120
Buildings and improvements	13,140	12,639
Furniture, fixtures and equipment	9,434	9,953
	24,694	24,712
Less accumulated depreciation and amortization	11,494	13,143
	$13,200	**$11,569**

NOTE F - DEPOSITS

Deposit balances by type and weighted-average interest rate at December 31, 2006 and 2005, are summarized as follows:

	2006		2005	
	Amount	Rate	Amount	Rate
		(Dollars in thousands)		
Noninterest-bearing checking accounts	$ 31,706	—%	$ 32,127	—%
NOW accounts	94,722	1.36	117,430	0.87
Money market demand accounts	89,383	3.59	58,995	2.07
Passbook and statement savings accounts	47,997	0.26	61,356	0.25
Certificates of deposit	420,974	4.62	390,334	3.71
Total deposits	**$684,782**	**3.52%**	**$660,242**	**2.55%**

At December 31, 2006 and 2005, the Corporation had certificate of deposit accounts with balances in excess of $100,000 totaling $101.1 million and $98.6 million, respectively.

NOTE F - DEPOSITS (continued)

The contractual maturities of outstanding certificates of deposit are summarized as follows at December 31:

Year ending December 31:	2006
	(In thousands)
2007	$289,030
2008	92,984
2009	30,142
2010	5,096
2011	2,860
Thereafter	862
Total certificate of deposit accounts	$420,974

NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank, collateralized at December 31, 2006, by a blanket agreement using 100% of the Bank's one- to four-family and multi-family mortgage portfolios and the Bank's investment in Federal Home Loan Bank stock, are summarized as follows:

Maturing year Ending December 31,	Interest rate range	2006	2005
		(Dollars in thousands)	
2006	1.94%-7.00%	$ —	$ 93,569
2007	2.44%-7.00%	94,924	45,424
2008	2.90%-7.00%	45,233	42,233
2009	2.78%-7.00%	41,840	34,839
2010	3.01%-7.00%	10,357	10,357
2011	3.25%-7.00%	3,330	7,330
Thereafter	2.66%-7.00%	49,604	60,605
		$245,288	$294,357
Weighted-average interest rate		4.28%	3.94%

NOTE H - FEDERAL INCOME TAXES (CREDITS)

A reconciliation of the rate of taxes (benefits) which are payable (refundable) at the federal statutory rate are summarized as follows:

	2006	2005	2004
		(In thousands)	
Federal income taxes (benefits) computed at the expected statutory rate	$2,924	$4,389	$(1,427)
Increase (decrease) in taxes resulting from:			
Nontaxable dividend and interest income	(17)	(25)	(28)
Increase in cash surrender value of life insurance – net	(304)	(255)	(240)
Other	124	32	35
Federal income tax provision (credits) per consolidated financial statements	$2,727	$4,141	$(1,660)

The components of the Corporation's net deferred tax liability at December 31 is as follows:

Taxes (payable) refundable on temporary differences at statutory rate:	2006	2005
	(In thousands)	
Deferred tax liabilities:		
FHLB stock dividends	$(4,621)	$(4,073)
Mortgage servicing rights	(2,184)	(2,371)
Book versus tax depreciation	(1,031)	(1,013)
Original issue discount	(678)	(531)
Purchase price adjustments	(173)	(162)
Other liabilities, net	(9)	(4)
Total deferred tax liabilities	(8,696)	(8,154)
Deferred tax assets:		
General loan loss allowance	2,429	2,366
Deferred income	358	378
Deferred compensation	1,007	778
Deferred loan fees	5	309
Other assets	17	127
Unrealized losses on securities designated as available for sale	631	857
Total deferred tax assets	4,447	4,815
Net deferred tax liability	**$(4,249)**	**$(3,339)**

For years prior to 1996, the Bank was allowed a special bad debt deduction generally limited to 8% of otherwise taxable income, subject to certain limitations based on aggregate loans and savings account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than for bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. The percentage of earnings bad debt deduction had accumulated to approximately $12.1 million as of December 31, 2006. The amount of the unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $4.1 million at December 31, 2006.

The Bank was required to recapture as taxable income approximately $1.9 million of its bad debt reserve, which represented post-1987 additions to the reserve, and is unable to utilize the percentage of earnings method to compute the reserve in the future. The Bank had provided deferred taxes for this amount and completed the amortization of the recapture of the bad debt reserve into taxable income in 2003.

NOTE I - COMMITMENTS

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Bank's involvement in such financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

NOTE I - COMMITMENTS (continued)

At December 31, 2006, the Bank had outstanding commitments to originate fixed-rate loans of approximately $10.3 million and adjustable-rate loans of approximately $40.7 million. Additionally, the Bank had unused lines of credit under home equity and other loans of $78.1 million at December 31, 2006, and stand-by letters of credit of $906,000. Management believes that all loan commitments are able to be funded through cash flow from operations and existing liquidity. Fees received in connection with these commitments have not been recognized in earnings.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral on loans may vary but the preponderance of loans granted generally include a mortgage interest in real estate as security.

The Corporation has entered into lease agreements for office premises and equipment under operating leases which expire at various dates through the year ended December 31, 2017. The following table summarizes minimum payments due under lease agreements by year:

Year ending December 31,	(In thousands)
2007	$ 337
2008	284
2009	253
2010	239
2011	168
2012 and thereafter	576
	$1,857

Rental expense under operating leases totaled approximately $346,000, $274,000 and $259,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

NOTE J - REGULATORY CAPITAL

Camco and Advantage are subject to the regulatory capital requirements of the Federal Reserve Board (the "FRB") and Advantage is subject to the requirements of the Federal Deposit Insurance Corporation (the "FDIC"). Failure to meet minimum capital requirements can initiate certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Corporation's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation and Bank's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

The FRB and FDIC have adopted risk-based capital ratio guidelines to which the Corporation is subject. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations. Risk-based capital ratios are determined by allocating assets and specified off-balance sheet commitments to four risk-weighting categories, with higher levels of capital being required for the categories perceived as representing greater risk.

These guidelines divide the capital into two tiers. The first tier ("Tier I") includes common equity, certain non-cumulative perpetual preferred stock (excluding auction rate issues) and minority interests in equity accounts of consolidated subsidiaries, less goodwill and certain other intangible assets (except mortgage servicing rights and purchased credit card relationships, subject to certain limitations). Supplementary ("Tier II") capital includes, among other items, cumulative perpetual and long-term limited-life preferred stock, mandatory convertible securities, certain hybrid capital instruments, term subordinated debt and the allowance for loan losses, subject to certain limitations, less required deductions. Banks and financial holding companies are required to maintain a total risk-based capital ratio of 8%, of which 4% must be Tier I capital. The regulatory agencies may, however, set higher capital requirements when particular circumstances warrant. Banks experiencing or anticipating significant growth are expected to maintain capital ratios, including tangible capital positions, well above the minimum levels.

During 2006, management was notified by the FDIC that Advantage was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized" Camco and Advantage must maintain minimum capital ratios as set forth in the table that follows.

As of December 31, 2006, management believes that the Corporation met all capital adequacy requirements to which it was subject.

Camco:

	At December 31, 2006					
	Actual		For capital adequacy purposes		To be "well-capitalized" under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)					
Total capital (to risk-weighted assets)	$92,135	12.46%	≥$59,135	≥8.0%	N/A	N/A
Tier I capital (to risk-weighted assets)	$84,991	11.50%	≥$29,568	≥4.0%	N/A	N/A
Tier I leverage	$84,991	8.22%	≥$41,351	≥4.0%	N/A	N/A

Advantage:

	As of December 31, 2006					
	Actual		For capital adequacy purposes		To be "well-capitalized" under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)					
Total capital (to risk-weighted assets)	$84,859	11.48%	≥$59,130	≥8.0%	≥$73,913	≥10.0%
Tier I capital (to risk-weighted assets)	$77,715	10.51%	≥$29,577	≥4.0%	≥$44,347	≥6.0%
Tier I leverage	$77,715	7.52%	≥$41,351	≥4.0%	≥$51,689	≥5.0%

NOTE J - REGULATORY CAPITAL (continued)

Camco:

	As of December 31, 2005					
	Actual		For capital adequacy purposes		To be "well-capitalized" under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)					
Total capital (to risk-weighted assets)	$92,005	12.39%	≥$59,391	≥8.0%	N/A	N/A
Tier I capital (to risk-weighted assets)	$85,046	11.46%	≥$29,696	≥4.0%	N/A	N/A
Tier I leverage	$85,046	8.00%	≥$42,549	≥4.0%	N/A	N/A

Advantage:

	As of December 31, 2005					
	Actual		For capital adequacy purposes		To be "well-capitalized" under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)					
Total capital (to risk-weighted assets)	$83,052	11.21%	≥$59,280	≥8.0%	≥$74,100	≥10.0%
Tier I capital (to risk-weighted assets)	$76,093	10.27%	≥$29,640	≥4.0%	≥$44,460	≥ 6.0%
Tier I leverage	$76,093	7.23%	≥$42,126	≥4.0%	≥$52,657	≥5.0%

The Corporation's management believes that, under the current regulatory capital regulations, Camco will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Corporation, such as increased interest rates or a downturn in the economy in the Bank's market areas, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.

NOTE K - BENEFIT PLANS

The Corporation has a non-contributory retirement plan which provides benefits to certain key officers. The Corporation's future obligations under the plan have been provided for via the purchase of single premium key man life insurance of which the Corporation is the beneficiary. The Corporation recorded expense related to the plan totaling approximately $356,000, $320,000 and $327,000 during the years ended December 31, 2006, 2005 and 2004, respectively.

The Corporation also has a 401(k) Salary Savings Plan covering substantially all employees. Contributions by the employees are voluntary and are subject to matching contributions by the employer under a fixed percentage, which may be increased at the discretion of the Board of Directors. Total expense under this plan was $293,000, $298,000 and $307,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

NOTE L - CAMCO FINANCIAL CORPORATION CONDENSED FINANCIAL INFORMATION

The following condensed financial statements summarize the financial position of the Corporation as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years ended December 31, 2006, 2005 and 2004:

CAMCO FINANCIAL CORPORATION STATEMENTS OF FINANCIAL CONDITION

	December 31, 2006	December 31, 2005
	(In thousands)	
ASSETS		
Cash in Advantage	$ 123	$ 99
Interest-bearing deposits in other financial institutions	5,172	7,010
Investment securities designated as available for sale	184	185
Investment in Advantage	83,799	81,792
Investment in Camco Title	1,056	909
Office premises and equipment – net	1,248	1,285
Cash surrender value of life insurance	1,136	1,225
Prepaid expenses and other assets	281	160
Deferred federal income tax assets	—	54
Total assets	$ 92,999	$ 92,719
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable and other accrued liabilities	$ 381	$ 413
Dividends payable	1,120	1,102
Accrued federal income taxes	406	441
Deferred federal income taxes	—	—
Total liabilities	1,907	1,956
Stockholders' equity		
Common stock	8,832	8,830
Additional paid-in capital	59,722	59,567
Retained earnings	43,954	42,569
Unrealized gains (losses) on securities designated as available for sale, net of related tax effects	(1,225)	(1,663)
Treasury stock, at cost	(20,191)	(18,540)
Total stockholders' equity	91,092	90,763
Total liabilities and stockholders' equity	$ 92,999	$ 92,719

NOTE L - CAMCO FINANCIAL CORPORATION CONDENSED FINANCIAL INFORMATION (continued)

CAMCO FINANCIAL CORPORATION STATEMENTS OF OPERATIONS

	Year ended December 31,		
	2006	2005	2004
	(In thousands)		
Income			
Dividends from Advantage	$4,800	$7,000	$ 3,500
Dividends from Camco Title	—	250	—
Interest and other income	366	239	171
Gain on sale of investments	—	113	45
Gain on sale of fixed assets	7	—	—
(Excess distributions from) undistributed earnings of Advantage	1,568	2,145	(5,595)
(Excess distribution from) undistributed earnings of Camco Title	148	(61)	165
Total income (loss)	6,889	9,686	(1,714)
General, administrative and other expense	1,357	1,233	1,152
Earnings (loss) before federal income tax credits	5,532	8,453	(2,866)
Federal income tax credits	(342)	(313)	(330)
Net earnings (loss)	**$5,874**	**$8,766**	**$(2,536)**

CAMCO FINANCIAL CORPORATION STATEMENTS OF CASH FLOWS

	Year ended December 31,		
	2006	2005	2004
	(In thousands)		
Cash flows from operating activities:			
Net earnings (loss) for the year	$ 5,874	$ 8,766	$(2,536)
Adjustments to reconcile net earnings (loss) to net cash flows provided by (used in) operating activities:			
(Undistributed earnings) distributions in excess of earnings of Advantage	(1,568)	(2,145)	5,595
Excess distribution from (undistributed net earnings of) Camco Title	(148)	61	(165)
Gain on sale of office premises and equipment	(7)	—	—
Gain on sale of investments	—	(113)	(45)
Depreciation and amortization	49	53	51
Increase (decrease) in cash due to changes in:			
Prepaid expenses and other assets	17	5	(60)
Accounts payable and other liabilities	(32)	9	46
Accrued federal income taxes	(35)	(70)	211
Deferred federal income taxes	54	92	(115)
Tax benefits related to exercise of stock options	—	111	84
Net cash provided by operating activities	4,204	6,769	3,066

	Year ended December 31,		
	2006	2005	2004
		(In thousands)	
Cash flows from investing activities:			
Purchase of investment securities	—	(100)	—
Proceeds from redemption of available for sale securities	—	302	127
Net increase in cash surrender value of life insurance	(37)	(38)	(39)
Purchase of office premises and equipment	(29)	—	(3)
Proceeds from sale of office premises and equipment	24	—	—
Proceeds from redemption of life insurance	126	—	—
(Increase) decrease in interest-bearing deposits in other financial institutions	1,838	(1,015)	5,320
Purchase of London Financial – net	—	—	(4,717)
Net cash provided by (used in) investing activities	1,922	(851)	688
Cash flows from financing activities:			
Proceeds from exercise of stock options	20	591	468
Dividends paid	(4,471)	(4,438)	(4,305)
Purchase of treasury shares	(1,651)	(2,195)	—
Net cash used in financing activities	(6,102)	(6,042)	(3,837)
Net increase (decrease) in cash and cash equivalents	24	(124)	(83)
Cash and cash equivalents at beginning of year	99	223	306
Cash and cash equivalents at end of year	$ 123	$ 99	$ 223

Ohio statutes impose certain limitations on the payment of dividends and other capital distributions by banks. Generally, absent approval of the Superintendent of Banks, such statutes limit dividend and capital distributions to earnings of the current and two preceding years.

NOTE N - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table summarizes the Corporation's quarterly results for the years ended December 31, 2006 and 2005.

	Three Months Ended			
2006:	December 31,	September 30,	June 30,	March 31,
	(In thousands, except per share data)			
Total interest income	$16,174	$15,900	$15,463	$15,152
Total interest expense	8,742	8,648	8,008	7,373
Net interest income	7,432	7,252	7,455	7,779
Provision for losses on loans	360	360	360	360
Other income	1,016	1,246	1,465	1,306
General, administrative and other expense	6,295	6,410	5,943	6,262
Earnings before income taxes	1,793	1,728	2,617	2,463
Federal income taxes	533	608	802	784
Net earnings	$ 1,260	$ 1,120	$ 1,815	$ 1,679
Earnings per share:				
Basic	$ 0.17	$ 0.15	$ 0.24	$ 0.22
Diluted	$ 0.17	$ 0.15	$ 0.24	$ 0.22

	Three Months Ended			
2005:	December 31,	September 30,	June 30,	March 31,
	(In thousands, except per share data)			
Total interest income	$15,157	$14,455	$13,961	$13,505
Total interest expense	7,058	6,902	6,432	6,137
Net interest income	8,099	7,553	7,529	7,368
Provision for losses on loans	520	360	360	240
Other income	1,709	1,543	1,634	1,706
General, administrative and other expense	5,644	5,735	5,810	5,565
Earnings (loss) before income taxes (credits)	3,644	3,001	2,993	3,269
Federal income taxes (credits)	1,174	963	953	1,051
Net earnings (loss)	$ 2,470	$ 2,038	$ 2,040	$ 2,218
Earnings (loss) per share:				
Basic	$ 0.32	$ 0.27	$ 0.27	$ 0.29
Diluted	$ 0.32	$ 0.27	$ 0.27	$ 0.29

QUESTIONS OR INFORMATION

Questions or inquiries regarding Camco Financial Corporation should be directed to:

Richard C. Baylor, Chairman / CEO / President
Camco Financial Corporation
6901 Glenn Highway
Cambridge, Ohio 43725
740-435-2020
E-mail: schorey@advantagebank.com

TRANSFER AGENT AND REGISTRAR

Communications regarding change of address, transfer of shares, lost certificates and dividends should be directed to:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
800-368-5948

ANNUAL REPORT ON FORM 10-K

The Camco Financial Corporation Annual Report on Form 10-K filed with the Securities and Exchange Commission and the Code of Ethics will be available free of charge upon written request directed to:

Camco Financial Corporation
Mark Severson
Chief Financial Officer
6901 Glenn Highway
Cambridge, Ohio 43725
740-435-2055
Fax: 740-435-2021
E-mail: mseverson@advantagebank.com

ANNUAL MEETING

Stockholders are cordially invited to attend the Annual Meeting of Stockholders of Camco Financial Corporation which will be held on Tuesday, April 24, 2007 at 3:00 PM Eastern Daylight Time at the Corporate Headquarters, 6901 Glenn Highway, Cambridge, Ohio.

NASDAQ SYMBOL – CAFI

Internet Home Page Address: www.camcofinancial.com

CAMCO'S DIVIDEND REINVESTMENT PLAN

Camco has arranged with its registrar and transfer agent, Registrar and Transfer Company, to offer record holders of Camco common stock an opportunity to participate in Camco's Dividend Reinvestment Plan which includes a Voluntary Cash Contribution Feature (the "Plan").

The Plan provides a flexible and convenient way to increase your ownership in Camco through the investment of either part or all of your dividends in shares of Camco common stock or through optional cash purchases of shares of Camco common stock.

If your shares in Camco common stock are not held in your name but are held by a broker or nominee and you wish to participate in the Plan, the ownership of your shares must be transferred into your name. Your broker or nominee will have to make such a transfer on your behalf before you may complete the Authorization Card to enroll in the Plan. You may request an Authorization Card by contacting Camco at 6901 Glenn Highway, Cambridge, Ohio 43725.

Your participation in the dividend reinvestment portion of the Plan will begin with the next cash dividend payable after receipt of your completed Authorization Card, provided it is received at least five (5) days before the record date for the dividend. Voluntary cash contributions can be made immediately upon Registrar and Transfer Company's receipt of your completed Authorization Card.

You may withdraw from the Plan and rejoin at a later time as long as you are a Camco stockholder.

END



Camco Financial Corporation

6901 GLENN HIGHWAY
CAMBRIDGE, OHIO 43725